UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarterly period ended September 30, 2005

Commission file number 1- 12874

TEEKAY SHIPPING CORPORATION
(Exact name of Registrant as specified in its charter)

TK House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas
(Address of principal executive office)

          [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F          X           Form 40- F

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):          ]

Yes                     No          X

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):          ]

Yes                     No          X

          [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No          X

          [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-          ]

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2005

INDEX

PART I:	FINANCIAL INFORMATION	PAGE

Item 1.	Financial Statements (Unaudited)

Report of Independent Registered Public Accounting Firm	3

Unaudited Consolidated Statements of Income
for the three and nine months ended September 30, 2005 and 2004	4

Unaudited Consolidated Balance Sheets
as at September 30, 2005 and December 31, 2004	5

Unaudited Consolidated Statements of Cash Flows
for the nine months ended September 30, 2005 and 2004	6

Notes to the Unaudited Consolidated Financial Statements	7

Item 2.	Management's Discussion and Analysis of Financial Condition and Results of Operations	23

Item 3.	Quantitative and Qualitative Disclosures about Market Risk	38

PART II:	OTHER INFORMATION	40

SIGNATURES		41

ITEM 1 -	FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Teekay Shipping Corporation

We have reviewed the consolidated balance sheet of Teekay Shipping Corporation and subsidiaries as of September 30, 2005, the related consolidated statements of income for the three and nine months ended September 30, 2005 and 2004, and the consolidated statements of cash flows for the nine months ended September 30, 2005 and 2004. These financial statements are the responsibility of the Company’s management.

We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Teekay Shipping Corporation and subsidiaries as of December 31, 2004, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the year then ended, and the related schedule as of and for the year ended December 31, 2004 (not presented herein), and in our report dated February 18, 2005, we expressed an unqualified opinion on those consolidated financial statements and related schedule when considered in relation to the financial statements taken as a whole. In our opinion, the information set forth in the consolidated balance sheet as of December 31, 2004, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Vancouver, Canada, November 28, 2005 (except for Note 17(e) which is as of December 6, 2005)	/s/ ERNST & YOUNG LLP Chartered Accountants

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. dollars, except share and per share amounts)

                                             Three Months Ended September 30,      Nine Months Ended September 30,
                                            -------------------------------------------------------------------------
                                                   2005               2004              2005              2004
                                                     $                  $                 $                 $
                                            -------------------------------------------------------------------------

VOYAGE REVENUES                                   425,594            520,612         1,423,145         1,549,685
------------------------------------------- ------------------ ----------------- ----------------- ------------------

OPERATING EXPENSES
Voyage expenses                                   107,835            106,466           304,660           319,058
Vessel operating expenses                          50,743             58,199           156,524           160,876
Time-charter hire expense                         120,556            120,898           353,592           336,137
Depreciation and amortization                      50,411             64,802           154,800           179,262
General and administrative                         40,455             29,050           114,332            82,491
Writedown / (gain) on sale of vessels
  and equipment (note 11)                          (6,576)           (53,512)         (124,323)          (54,565)
Restructuring charge                                    -                  -                 -             1,002
------------------------------------------- ------------------ ----------------- ----------------- ------------------
Total operating expenses                          363,424            325,903           959,585         1,024,261
------------------------------------------- ------------------ ----------------- ----------------- ------------------

Income from vessel operations                      62,170            194,709           463,560           525,424
------------------------------------------- ------------------ ----------------- ----------------- ------------------

OTHER ITEMS
Interest expense                                  (29,599)           (35,225)         (100,615)          (87,460)
Interest income                                     8,254              5,900            24,910            12,038
Equity income from joint ventures                     854              2,535             6,565             7,659
Gain on sale of marketable securities                   -             90,070                 -            93,175
Foreign exchange gain (loss) (note 7)               3,063             (4,765)           50,602           (11,036)
Other - net (note 12)                              (2,067)            (7,892)          (18,732)           (6,916)
------------------------------------------- ------------------ ----------------- ----------------- ------------------
Total other items                                 (19,495)            50,623           (37,270)            7,460
------------------------------------------- ------------------ ----------------- ----------------- ------------------

Net income (note 13)                               42,675            245,332           426,290           532,884
=========================================== ================== ================= ================= ==================

Earnings per common share (note 15)
     - Basic                                         0.55               2.94              5.34              6.46
     - Diluted                                       0.52               2.77              4.99              6.12
Weighted-average number of common shares
     - Basic                                   77,104,662         83,317,200        79,872,761        82,516,723
     - Diluted                                 82,559,885         88,718,531        85,395,369        87,110,068
=========================================== ================== ================= ================= ==================

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

                                                                                         As at           As at
                                                                                     September 30,    December 31,
                                                                                         2005            2004
                                                                                           $               $
                                                                                  ---------------- -----------------
ASSETS
Current
Cash and cash equivalents (note 7)                                                       252,851         427,037
Restricted cash  (note 8)                                                                 95,612          96,087
Accounts receivable                                                                      119,373         210,089
Vessels held for sale (note 11)                                                            4,296         129,952
Net investment in direct financing leases - current                                       19,535               -
Prepaid expenses and other assets                                                         66,479          54,717
--------------------------------------------------------------------------------- ---------------- -----------------
Total current assets                                                                     558,146         917,882
--------------------------------------------------------------------------------- ---------------- -----------------
                                                                                         302,397         352,725
Restricted cash (note 8)

Vessels and equipment (note 7)
At cost, less accumulated depreciation of  $753,462
  (December 31, 2004 -  $960,597)                                                      2,519,446       2,613,379
Vessels under capital leases, at cost, less accumulated
  depreciation of $28,923 (December 31, 2004 - $11,047) (note 8)                         717,219         665,331
Advances on newbuilding contracts (note 10)                                              337,358         252,577
--------------------------------------------------------------------------------- ---------------- -----------------
Total vessels and equipment                                                            3,574,023       3,531,287
--------------------------------------------------------------------------------- ---------------- -----------------
Net investment in direct financing leases                                                 98,200         109,215
Investment in joint ventures                                                             143,768          59,637
Other assets                                                                              66,496          85,893
Intangible assets - net (note 5)                                                         258,109         277,511
Goodwill (note 5)                                                                        171,563         169,590
--------------------------------------------------------------------------------- ---------------- -----------------

                                                                                       5,172,702       5,503,740
================================================================================= ================ =================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current
Accounts payable                                                                          32,988          61,607
Accrued liabilities                                                                      135,120         144,415
Current portion of long-term debt (note 7)                                               157,231         119,453
Current obligation under capital leases (note 8)                                          84,356          88,934
--------------------------------------------------------------------------------- ---------------- -----------------

Total current liabilities                                                                409,695         414,409
--------------------------------------------------------------------------------- ---------------- -----------------
Long-term debt (note 7)                                                                1,576,147       1,988,551
Obligation under capital leases (note 8)                                                 563,925         547,607
Other long-term liabilities                                                              171,280         301,091
--------------------------------------------------------------------------------- ---------------- -----------------
Total liabilities                                                                      2,721,047       3,251,658
--------------------------------------------------------------------------------- ---------------- -----------------
Commitments and contingencies (notes 8, 10 and 14)

Minority interest                                                                        219,070          14,724

Stockholders' equity
Capital stock (note 9)                                                                   497,154         534,938
Retained earnings (note 3)                                                             1,825,994       1,758,552
Accumulated other comprehensive loss (note 14)                                           (90,563)        (56,132)
--------------------------------------------------------------------------------- ---------------- -----------------
Total  stockholders' equity                                                            2,232,585       2,237,358
--------------------------------------------------------------------------------- ---------------- -----------------

Total  liabilities and stockholders' equity                                            5,172,702       5,503,740
--------------------------------------------------------------------------------- ---------------- -----------------

         The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

                                                                                 Nine Months Ended September 30,
                                                                                     2005               2004
                                                                                       $                  $
                                                                             ------------------ -------------------
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income                                                                           426,290            532,884
Non-cash items:
     Depreciation and amortization                                                   154,800            179,262
     Writedown / (gain) on sale of vessels and equipment                            (124,323)           (54,565)
     Loss on repurchase of bonds                                                      10,109                716
     Gain on sale of marketable securities                                                 -            (93,175)
     Equity income (net of dividends received: September 30, 2005 - $6,477;
       September 30, 2004 - $9,005)                                                      (88)             1,346
     Income taxes                                                                    (11,877)            16,301
     Loss from settlement of interest rate swaps                                       7,820                  -
     Writeoff of capitalized loan costs                                                7,462                  -
     Unrealized foreign exchange (gain) loss and other - net                         (46,921)           (10,707)
Change in non-cash working capital items related to operating activities              19,025            (33,170)
Expenditures for drydocking                                                          (13,420)           (18,668)
---------------------------------------------------------------------------- ------------------ -------------------

Net operating cash flow                                                              428,877            520,224
---------------------------------------------------------------------------- ------------------ -------------------

FINANCING ACTIVITIES
Proceeds from long-term debt                                                       1,706,310          1,471,862
Capitalized loan costs                                                                (3,879)            (2,192)
Scheduled repayments of long-term debt                                               (57,902)           (86,376)
Prepayments of long-term debt                                                     (1,981,349)        (1,462,439)
Repayments of capital lease obligations                                               (6,092)            (2,861)
Decrease (increase) in restricted cash                                                15,861             (1,969)
Settlement of interest rate swaps                                                   (143,295)                 -
Net proceeds from sale of Teekay LNG Partners L.P. units (note 3)                    135,713                  -
Investment in subsidiaries from minority owners (note 10)                             61,183                  -
Issuance of common stock upon exercise of stock options                               17,913             38,645
Repurchase of common stock (note 9)                                                 (369,047)                 -
Cash dividends paid                                                                  (33,450)           (30,862)
---------------------------------------------------------------------------- ------------------ -------------------

Net financing cash flow                                                             (658,034)           (76,192)
---------------------------------------------------------------------------- ------------------ -------------------

INVESTING ACTIVITIES
Expenditures for vessels and equipment                                              (357,062)          (465,227)
Proceeds from sale of vessels and equipment                                          505,196            220,917
Proceeds from sale of marketable securities                                                -            135,357
Purchase of Teekay Shipping Spain S.L. (note 4)                                            -           (286,854)
Investment in joint venture (note 10)                                                (80,756)                 -
Net investment in direct financing leases                                             (8,025)           (31,729)
Other                                                                                 (4,382)              (746)
---------------------------------------------------------------------------- ------------------ -------------------

Net investing cash flow                                                               54,971           (428,282)
---------------------------------------------------------------------------- ------------------ -------------------

Increase (decrease) in cash and cash equivalents                                    (174,186)            15,750

Cash and cash equivalents, beginning of the period                                   427,037            292,284
---------------------------------------------------------------------------- ------------------ -------------------

Cash and cash equivalents, end of the period (note 6)                                252,851            308,034
================================================================================= ================== ===================

        The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

1.	Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. They include the accounts of Teekay Shipping Corporation (or Teekay), which is incorporated under the laws of the Republic of the Marshall Islands, and its wholly owned or controlled subsidiaries (collectively, the Company). Certain information and footnote disclosures required by generally accepted accounting principles in the United States for complete annual financial statements have been omitted and, therefore, it is suggested that these interim financial statements be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2004. In the opinion of management, these statements reflect all adjustments (consisting only of normal recurring accruals) necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, and cash flows for the interim periods presented. The results of operations for the three and nine months ended September 30, 2005 are not necessarily indicative of those for a full fiscal year.

Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period.

2.	Segment Reporting

The Company has three reportable segments: its spot tanker segment, its fixed-rate tanker segment, and its fixed-rate liquefied natural gas (or LNG) segment. The Company’s spot tanker segment consists of conventional crude oil tankers and product carriers operating in the spot market or subject to time charters or contracts of affreightment priced on a spot-market basis or on short-term, fixed-rate contracts. The Company considers contracts that have an original term of less than three years in duration to be short-term. The Company’s fixed-rate tanker segment consists of shuttle tankers, floating storage and offtake vessels, liquid petroleum gas carriers and conventional crude oil and product tankers subject to long-term, fixed-rate time-charter contracts or contracts of affreightment. The Company’s fixed-rate LNG segment consists of LNG carriers subject to long-term, fixed-rate time-charter contracts. The Company had no LNG operations prior to its acquisition of Teekay Shipping Spain S.L. (or Teekay Spain) on April 30, 2004 (see Note 4). Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s consolidated financial statements.

The following tables present results for these segments for the three and nine months ended September 30, 2005 and 2004:
        --------------------------------------- --------------- --------------- --------------- ---------------
                                                       Spot         Fixed-Rate      Fixed-Rate
                                                      Tanker          Tanker            LNG
                                                      Segment         Segment         Segment          Total
          Three months ended September 30, 2005          $               $               $               $
         --------------------------------------- --------------- --------------- --------------- ---------------

         Voyage revenues - external.............      222,422         178,669          24,503         425,594
         Voyage expenses........................       88,338          19,497               -         107,835
         Vessel operating expenses..............       15,240          32,102           3,401          50,743
         Time-charter hire expense..............       68,089          52,467               -         120,556
         Depreciation and amortization..........       13,377          29,512           7,522          50,411
         General and administrative(1)..........       22,088          14,970           3,397          40,455
          Writedown / (gain) on sale of
            vessels and equipment...............       (8,687)          2,111               -          (6,576)
                                                 --------------- --------------- --------------- ---------------
         Income from vessel operations(2).......       23,977          28,010          10,183          62,170
                                                 =============== =============== =============== ===============

         Voyage revenues - intersegment.......              -           1,158               -           1,158
         Total assets as at September 30, 2005..      923,898       2,033,139       1,699,484       4,656,521

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

         --------------------------------------- ---------------- ---------------- ---------------- ----------------
                                                       Spot          Fixed-Rate       Fixed-Rate
                                                      Tanker           Tanker            LNG
                                                      Segment          Segment          Segment           Total
          Three months ended September 30, 2004          $                $                $                $
         --------------------------------------- ---------------- ---------------- ---------------- ----------------

         Voyage revenues - external.............      326,287          177,000           17,325          520,612
         Voyage expenses........................       88,444           17,967               55          106,466
         Vessel operating expenses..............       23,457           31,635            3,107           58,199
         Time-charter hire expense..............       71,346           49,552                -          120,898
         Depreciation and amortization..........       24,913           34,739            5,150           64,802
         General and administrative (1).........       13,580           14,212            1,258           29,050
          Writedown / (gain) on sale of
            vessels and equipment...............      (49,821)          (3,691)               -          (53,512)
                                                 ------------- --------------- ---------------- ----------------
         Income from vessel operations..........      154,368           32,586            7,755          194,709
                                                 ============= =============== ================ ================

         Voyage revenues - intersegment.......              -            1,158                -            1,158
         Total assets as at September 30, 2004..    1,182,320        2,089,147        1,280,209        4,551,676

         --------------------------------------- ---------------- ---------------- ---------------- ----------------
                                                       Spot          Fixed-Rate       Fixed-Rate
                                                      Tanker           Tanker            LNG
                                                      Segment          Segment          Segment           Total
         Nine months ended September 30, 2005            $                $                $                $
         --------------------------------------- ---------------- ---------------- ---------------- ----------------

         Voyage revenues - external.............      809,972          539,627           73,546        1,423,145
         Voyage expenses........................      253,888           50,722               50          304,660
         Vessel operating expenses..............       49,115           95,845           11,564          156,524
         Time-charter hire expense..............      206,585          147,007                -          353,592
         Depreciation and amortization..........       41,927           90,306           22,567          154,800
         General and administrative (1).........       63,723           41,010            9,599          114,332
          Writedown / (gain) on sale of
            vessels and equipment...............     (131,803)           7,480                -         (124,323)
                                                 ------------- ---------------- ---------------- ----------------
         Income from vessel operations(2)             326,537          107,257           29,766          463,560
                                                 ============= ================ ================ ================

         Voyage revenues - intersegment.......              -            3,449                -            3,449

         --------------------------------------- ------------- ---------------- ---------------- ----------------
                                                       Spot          Fixed-Rate       Fixed-Rate
                                                      Tanker           Tanker            LNG
                                                      Segment          Segment          Segment           Total
         Nine months ended September 30, 2004            $                $                $                $
         --------------------------------------- ---------------- ---------------- ---------------- ----------------

         Voyage revenues - external.............      992,809          531,552           25,324        1,549,685
         Voyage expenses........................      263,920           54,968              170          319,058
         Vessel operating expenses..............       70,663           85,469            4,744          160,876
         Time-charter hire expense..............      191,271          144,866                -          336,137
         Depreciation and amortization..........       75,775           95,960            7,527          179,262
         General and administrative (1).........       38,679           41,813            1,999           82,491
          Writedown / (gain) on sale of
            vessels and equipment...............      (50,874)          (3,691)               -          (54,565)
         Restructuring charge...................        1,002                -                -            1,002
                                                 ------------- ---------------- ---------------- ----------------
         Income from vessel operations..........      402,373          112,167           10,884          525,424
                                                 ============= ================ ================ ================

         Voyage revenues - intersegment.......              -            3,449                -            3,449
(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

(2)	The Company’s subsidiary, Teekay LNG Partners L.P., contributed $2.7 million and $12.1 million, respectively, of income from vessel operations to the Company’s fixed-rate tanker segment and fixed-rate LNG segment for the three months ended September 30, 2005, and $4.8 million and $19.2 million, respectively, for the period from May 10, 2005 (the date of the subsidiary’s initial public offering) to September 30, 2005.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

A reconciliation of total segment assets to amounts presented in the consolidated balance sheets is as follows:
                                                                                   As at              As at
                                                                               September 30,       December 31,
                                                                                    2005               2004
                                                                                     $                  $
                                                                            ------------------- -------------------

         Total assets of all segments.......................................      4,656,521          4,717,184
         Cash and restricted cash...........................................        257,238            428,437
         Accounts receivable and other assets...............................        258,943            358,119
                                                                            ------------------- -------------------
            Consolidated total assets ......................................      5,172,702          5,503,740
                                                                            =================== ===================
3.	Initial Public Offering of Teekay LNG Partners L.P.

On May 10, 2005, the Company’s subsidiary Teekay LNG Partners L.P. (or Teekay LNG) completed its initial public offering (or the Offering) of 6.9 million common units at a price of $22.00 per unit. This included 0.9 million common units sold to the underwriters in connection with the exercise of their over-allotment option. As a result of this transaction, the Company recorded a $12.3 million reduction to stockholders’ equity. The Company accounts for gains or losses from the issuance of shares or units by its subsidiaries as an adjustment to stockholders’ equity. The proceeds received from the Offering and the use of those proceeds are summarized as follows:

         Proceeds received:
           Sale of 6,900,000 common units at $22.00 per unit...................................       $151,800
                                                                                               -----------------

         Use of proceeds from sale of common units:
           Underwriting and structuring fees..................................................         $10,473
           Professional fees and other offering expenses......................................           5,614
           Repayment of loans from Teekay Shipping Corporation................................         129,400
           Working capital....................................................................           6,313
                                                                                               -----------------
                                                                                                      $151,800
                                                                                               -----------------
Teekay LNG is a Marshall Islands limited partnership formed by the Company as part of its strategy to expand its operations in the LNG shipping sector. Teekay LNG provides LNG and crude oil marine transportation service under long-term, fixed-rate contracts with major energy and utility companies through its fleet of LNG carriers and Suezmax class crude oil tankers, primarily consisting of vessels obtained through the Company’s acquisition of Teekay Spain in April 2004.

Immediately preceding the Offering, the Company entered into an omnibus agreement with Teekay LNG governing, among other things, when the Company and Teekay LNG may compete with each other and certain rights of first offering on LNG carriers and Suezmax tankers. Under the agreement, Teekay LNG has granted to the Company a 30-day right of first offer on any proposed (a) sale, transfer or other disposition of any of Teekay LNG’s Suezmax tankers or (b) re-chartering of any of Teekay LNG’s Suezmax tankers pursuant to a time-charter with a term of at least three years if the existing charter expires or is terminated early. Likewise, the Company has granted a similar right of first offer to Teekay LNG for any LNG carriers it might own.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

4.	Acquisition of Teekay Shipping Spain S.L.

On April 30, 2004, the Company acquired all of the outstanding shares of Naviera F. Tapias S.A. and its subsidiaries and renamed it Teekay Shipping Spain S.L. (or Teekay Spain). Teekay Spain engages in the marine transportation of crude oil and LNG. The Company acquired Teekay Spain for $298.2 million in cash, plus the assumption of debt and remaining newbuilding commitments. Management believes the acquisition of the Teekay Spain business has provided the Company with a strategic platform from which to expand its presence in the LNG shipping sector and immediate access to reputable LNG operations. The Company anticipates this will benefit it when bidding on future LNG projects. These benefits contributed to the recognition of goodwill. In the transaction, Teekay also entered into an agreement with an entity controlled by the former controlling shareholder of Teekay Spain to establish a 50/50 joint venture that will pursue new business in the oil and gas shipping sectors that relate only to the Spanish market or are led by Spanish entities or entities controlled by a Spanish company. Teekay Spain’s results of operations have been consolidated with the Company’s results commencing May 1, 2004.

As at September 30, 2005, Teekay Spain’s LNG fleet consisted of four LNG vessels. Teekay Spain’s vessels are contracted under long-term, fixed-rate time charters to major energy companies. As at September 30, 2005, Teekay Spain’s conventional crude oil tanker fleet consisted of five Suezmax tankers. All five Suezmax tankers are contracted under long-term, fixed-rate time charters with a major Spanish oil company.

The following table summarizes the fair value of the assets acquired and liabilities assumed by the Company at April 30, 2004, the date of the Teekay Spain acquisition.

                                                                                                     As at
                                                                                                 April 30, 2004
                                                                                                       $
                                                                                             ---------------------

         ASSETS
         Cash, cash equivalents and short-term restricted cash...............................         85,092
         Other current assets................................................................          7,415
         Vessels and equipment...............................................................        821,939
         Restricted cash - long term.........................................................        311,664
         Other assets - long-term............................................................         15,355
         Intangible assets subject to amortization:
            Time-charter contracts (weighted-average useful life of 19.2 years) .............        183,052
         Goodwill ($3.6 million fixed-rate tanker segment and $35.7 million fixed-
             rate LNG segment) ..............................................................         39,279
         ------------------------------------------------------------------------------------ ---------------------
         Total assets acquired...............................................................      1,463,796
         =================================================================================== =====================
         LIABILITIES
         Current liabilities.................................................................         98,428
         Long-term debt .....................................................................        668,733
         Obligations under capital leases....................................................        311,011
         Other long-term liabilities.........................................................         87,439
         ------------------------------------------------------------------------------------ ---------------------
         Total liabilities assumed...........................................................      1,165,611
         ==================================================================================== =====================
         Net assets acquired (cash consideration) ...........................................        298,185
         ==================================================================================== =====================

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

The following table shows comparative summarized consolidated pro forma financial information for the Company for the nine months ended September 30, 2004, giving effect to the acquisition of 100% of the outstanding shares in Teekay Spain as if it had taken place on January 1, 2004:

                                                                                                Pro Forma
                                                                                            Nine Months Ended
                                                                                           September 30, 2004
                                                                                                    $
                                                                                      ------------------------------

         Voyage revenues............................................................              1,590,403
         Net income (1).............................................................                545,815
         Earnings per share
         - Basic....................................................................                   6.61
         - Diluted..................................................................                   6.27
(1)	The results of Teekay Spain for the nine months ended September 30, 2004 included foreign exchange gains of approximately $7.3 million. Substantially all of these foreign exchange gains were unrealized.

5.	Goodwill and Intangible Assets

The changes in the carrying amount of goodwill for the nine months ended September 30, 2005 for the Company’s reporting segments, are as follows:

                                                                  Fixed-        Fixed-
                                                    Spot           Rate          Rate
                                                   Tanker         Tanker         LNG
                                                   Segment        Segment      Segment       Other        Total
                                                      $              $            $            $            $
                                                  ------------ ------------ ------------ ------------- -----------
          Balance as of December 31, 2004.........         -      132,223       35,631        1,736      169,590
          Goodwill acquired.......................         -        1,973            -            -        1,973
                                                  ------------ ------------ ------------ ------------ ------------
          Balance as of September 30, 2005........         -      134,196       35,631        1,736      171,563
                                                  ============ ============ ============ ============ ============

          As at September 30, 2005, intangible assets consisted of:

                                                         Weighted-
                                                          Average        Gross                            Net
                                                        Amortization    Carrying       Accumulated      Carrying
                                                           Period        Amount        Amortization      Amount
                                                          (years)           $               $               $
                                                     --------------- --------------- --------------- ---------------
          Contracts of affreightment.................      10.2          124,250          42,476          81,774
          Time-charter contracts.....................      19.2          182,552          11,076         171,476
          Intellectual property......................       7.0            7,701           2,842           4,859
                                                     --------------- --------------- --------------- ---------------
                                                           15.4          314,503          56,394         258,109
                                                     =============== =============== =============== ===============
Aggregate amortization expense of intangible assets for the three and nine months ended September 30, 2005 was approximately $6.3 million ($8.0 million – 2004) and $19.4 million ($19.4 million – 2004), respectively. Amortization of intangible assets for the next five fiscal years is expected to be $5.8 million (remainder of 2005), $22.3 million (2006), $21.3 million (2007), $20.3 million (2008), $19.3 million (2009) and $169.1 million (thereafter).

6.	Cash Flows

Cash interest paid by the Company during the nine months ended September 30, 2005 and 2004 totaled approximately $101.2 million and $106.8 million, respectively.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

7.	Long-Term Debt

                                                                                   September 30,     December 31,
                                                                                       2005              2004
                                                                                         $                $
                                                                                  ---------------- -----------------
         Revolving Credit Facilities..............................................    855,000          530,000
         First Preferred Ship Mortgage Notes (8.32%)..............................          -           50,906
         Premium Equity Participating Security Units (7.25%) due May 18, 2006.....    143,750          143,750
         Senior Notes (8.875%) due July 15, 2011..................................    286,222          351,530
         U.S. Dollar-denominated Term Loan due 2017...............................     63,450          588,080
         EURO-denominated Term Loans due through 2023.............................    384,956          443,738
                                                                                  ---------------- -----------------
                                                                                    1,733,378        2,108,004
         Less current portion.....................................................    157,231          119,453
                                                                                  ---------------- -----------------
           Total.................................................................   1,576,147        1,988,551
                                                                                  ================ =================
As at September 30, 2005, the Company had five long-term revolving credit facilities (or the Revolvers) available, which, as at such date, provided for borrowings of up to $1,741.4 million, of which $886.4 million was undrawn. The amount available under the Revolvers reduces by $29.4 million (2005), $146.9 million (2006), $148.2 million (2007), $363.4 million (2008), $189.7 million (2009) and $863.8 million (thereafter). The Revolvers are collateralized by first-priority mortgages granted on 49 of the Company’s vessels, together with other related collateral, and include a guarantee from Teekay or its subsidiaries for all outstanding amounts.

On February 1, 2005, the Company repaid $45.0 million of the 8.32% First Preferred Ship Mortgage Notes (or the 8.32% Notes). On March 30, 2005, the Company effectively repaid the remaining $5.9 million outstanding 8.32% Notes by depositing with the trustee, The Bank of New York, an amount that will satisfy the outstanding principal and accrued interest on the one remaining semi-annual repayment. As a result of these transactions, the 8.32% Notes are no longer collateralized by first-preferred mortgages on any of the Company’s vessels and they are not guaranteed by any of the Company’s subsidiaries.

The 7.25% Premium Equity Participating Security Units due May 18, 2006 (or the Equity Units) are unsecured and subordinated to all of the Company’s senior debt. The Equity Units are not guaranteed by any of the Company’s subsidiaries and effectively rank behind all existing and future secured debt of the Company and all existing and future debt of the Company’s subsidiaries. Each Equity Unit includes (a) a forward contract that requires the holder to purchase for $25 a specified fraction of a share of the Company’s common stock on February 16, 2006 and (b) a $25 principal amount, subordinated note due May 18, 2006. The forward contracts provide for contract adjustment payments of 1.25% annually and the notes bear interest at 6.0% annually. Upon settlement on February 16, 2006 of the $5.75 million forward contracts included in the Equity Units, the Company will issue between 6,534,300 and 7,982,150 shares of its common stock (depending on the average closing price of the common stock for the 20-trading day period ending on February 13, 2006).

The 8.875% Senior Notes due July 15, 2011 (or the 8.875% Notes) rank equally in right of payment with all of Teekay’s existing and future senior unsecured debt and senior to Teekay’s existing and future subordinated debt. During the three and nine months ended September 30, 2005, the Company repurchased a principal amount of $8.3 million and $65.1 million, respectively, of the 8.875% Notes (see also Note 12). The 8.875% Notes are not guaranteed by any of Teekay’s subsidiaries and effectively rank behind all existing and future secured debt of Teekay and other liabilities, secured and unsecured, of its subsidiaries.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

The Company has one U.S. Dollar-denominated 4.06% term loan outstanding, which, as at September 30, 2005, totaled $63.5 million. This term loan bears interest at a fixed rate of 4.06%. The U.S. Dollar-denominated term loan reduces in quarterly payments through 2017 and is collateralized by first-preferred mortgages on the three vessels to which the loan relates, together with certain other collateral and is guaranteed by Teekay.

The Company has two Euro-denominated term loans outstanding, which, as at September 30, 2005 totaled 320.1 million Euros ($385.0 million). As part of certain capital leases, the Company has two long-term time-charter contracts that are denominated in Euros, the funds from which will be used to repay the associated Euro-denominated term loans. Interest payments on the loans are based on EURIBOR plus a margin. At September 30, 2005, the margins ranged between 1.10% and 1.30%. The Euro-denominated term loans reduce in monthly or quarterly payments with varying maturities through 2023 and are collateralized by first-preferred mortgages on the two vessels to which the loans relate, together with certain other collateral, and are guaranteed by a subsidiary of Teekay.

Both Euro-denominated term loans are revalued at the end of each period using the then prevailing Euro/U.S. Dollar exchange rate. Due substantially to this revaluation, the Company recognized foreign exchange gains during the three and nine months ended September 30, 2005, of $3.1 million ($4.8 million loss – 2004) and $50.6 million ($11.0 million loss – 2004), respectively.

Certain loan agreements require that a minimum level of free cash be maintained. As at September 30, 2005, this amount was $100.0 million. Certain of the loan agreements also require that the Company maintain a minimum level of free liquidity and undrawn revolving credit lines with at least six months to maturity. As at September 30, 2005, this amount was $103.7 million.

8.	Capital Leases and Restricted Cash

Capital Leases

Aframax and Suezmax Tankers. As at September 30, 2005, the Company was party to capital leases on one Aframax tanker and five Suezmax tankers. Under the terms of the lease arrangements, which include the Company’s contractual right to full operation of the vessels pursuant to bareboat charters, the Company is required to purchase these vessels after the end of their respective lease terms for a fixed price. The weighted-average annual interest rate implicit in these capital leases, at the inception of the leases, was 7.6%. The Aframax tanker capital lease is a fixed-rate capital lease. The Suezmax tanker capital leases are variable-rate capital leases, however, any change in the Company’s lease payments resulting from changes in interest rates is offset by a corresponding change in the charter hire payments we receive under the vessels’ time charter contract. As at September 30, 2005, the remaining commitments under these capital leases, including the purchase obligations, approximated $329.5 million, including imputed interest of $61.9 million, repayable as follows:

         Year                                                                                   Commitment
         2005..............................................................................    $7.5 million
         2006..............................................................................   154.8 million
         2007..............................................................................    12.8 million
         2008..............................................................................    12.7 million
         2009..............................................................................    12.6 million
         Thereafter........................................................................   129.1 million

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

LNG Carriers. As at September 30, 2005, the Company was a party to capital leases on two LNG carriers that are structured as “Spanish tax leases.” Under the terms of the Spanish tax leases, the Company will purchase these vessels at the end of their respective lease terms in 2006 and 2011, both of which purchase obligations have been fully funded with restricted cash deposits described below. As at September 30, 2005, the weighted-average annual interest rate implicit in the Spanish tax leases was 5.7%. As at September 30, 2005, the commitments under these capital leases, including the purchase obligations, approximated 365.3 million Euros ($439.3 million), including imputed interest of 48.7 million Euros ($58.6 million), repayable as follows:

         Year                                                                            Commitment
         2005.............................................................   77.1.million.Euros ($92.7 million)
         2006.............................................................  123.2.million.Euros ($148.1 million)
         2007.............................................................   23.3.million.Euros ($28.0 million)
         2008.............................................................   24.4.million.Euros ($29.4 million)
         2009.............................................................   25.6.million.Euros ($30.8 million)
         Thereafter.......................................................   91.7.million.Euros ($110.3 million)
Restricted Cash

Under the terms of the Spanish tax leases for the two LNG carriers, the Company is required to have on deposit with financial institutions an amount of cash that, together with interest on the deposit, will equal the remaining amounts owing under the leases, including the obligations to purchase the LNG carriers at the end of the lease periods. This amount was 321.9 million Euros ($387.2 million) as at September 30, 2005 and 309.5 million Euros ($421.6 million) at December 31, 2004. These cash deposits are restricted to being used for capital lease payments and have been fully funded with term loans and a Spanish government grant. The interest rates earned on the deposits approximate the interest rates implicit in the Spanish tax leases. As at September 30, 2005 and December 31, 2004, the weighted-average interest rate earned on the deposits was 5.3% per annum.

The Company also maintains restricted cash deposits relating to certain term loans and other obligations. As at September 30, 2005 and December 31, 2004, these amounts were $10.8 million and $27.2 million, respectively.

9.	Capital Stock

The authorized capital stock of Teekay at September 30, 2005 was 25,000,000 shares of Preferred Stock, with a par value of $1 per share, and 725,000,000 shares of common stock, with a par value of $0.001 per share. As at September 30, 2005, Teekay had 75,411,986 shares of common stock and no shares of Preferred Stock issued and outstanding. On May 17, 2004, Teekay effected a two-for-one stock split relating to its common stock. All earnings per share and share capital amounts disclosed in these financial statements give effect to this stock split retroactively.

In April and July 2005, Teekay announced that its Board of Directors had authorized the repurchase of up to $225 million and $250 million, respectively, of shares of its common stock in the open market. As at September 30, 2005, Teekay had repurchased 6,897,400 shares of common stock subsequent to such authorization at an average price of $43.70 per share, for a total cost of $301.4 million.

In November 2004, Teekay announced that its Board of Directors had authorized the repurchase of up to 3,000,000 shares of its common stock in the open market. As at December 31, 2004, Teekay had repurchased 1,400,200 shares of common stock subsequent to such authorization at an average price of $43.73 per share. In January 2005, Teekay repurchased an additional 1,599,800 shares at an average price of $42.27, for a total of 3,000,000 shares repurchased at an average price of $42.95 per share, for a total cost of $128.9 million.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

As at September 30, 2005, the Company had reserved pursuant to its 1995 Stock Option Plan and 2003 Equity Incentive Plan (collectively referred to as the Plans) 5,766,649 shares of common stock for issuance upon exercise of options or equity awards granted or to be granted. As at September 30, 2005, the number of options available for issuance under the Plans was 1,456,056. As at September 30, 2005, options to purchase a total of 4,310,593 shares of Teekay’s common stock were outstanding, of which 2,541,120 options were then exercisable at prices ranging from $8.44 to $46.80 per share, with a weighted-average exercise price of $18.43 per share. All outstanding options have exercise prices ranging from $8.44 to $46.80 per share and a weighted-average exercise price of $24.46 per share. All outstanding options expire between May 28, 2006 and June 2, 2015, ten years after the date of each respective grant.

Under Statement of Financial Accounting Standards No. 123 (or SFAS 123), “Accounting for Stock-Based Compensation,” as amended by Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure,” disclosures of stock-based compensation arrangements with employees are required and companies are encouraged (but not required) to record compensation costs associated with employee stock option awards, based on estimated fair values at the grant dates. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in APB Opinion No. 25 (or APB 25), “Accounting for Stock Issued to Employees.” As the exercise price of the Company’s employee stock options equals the market price of underlying stock on the date of grant, no compensation expense has been recognized under APB 25. The following table illustrates the effect on net income and earnings per share had the Company applied the fair value recognition provisions of SFAS 123, as amended, to stock-based employee compensation.

                                                                 Three Months Ended          Nine Months Ended
                                                                   September 30,               September 30,
                                                                 2005          2004          2005          2004
                                                                  $             $             $             $
                                                             ------------ ------------- ------------- -------------
         Net income - as reported............................   42,675       245,332       426,290       532,884
           Less: Total stock option compensation expense.....    1,978         2,084         6,099         6,294
                                                             ------------ ------------- ------------- -------------
         Net income - pro forma..............................   40,697       243,248       420,191       526,590
                                                             ============ ============= ============= =============
         Basic earnings per common share:
           - As reported.....................................    0.55          2.94          5.34         6.46
           - Pro forma.......................................    0.53          2.92          5.26         6.38
         Diluted earnings per common share:
           - As reported.....................................    0.52          2.77          4.99         6.12
           - Pro forma.......................................    0.49          2.74          4.92         6.05
For the purpose of the above pro forma calculation, the fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the options granted: expected volatility of 35% in 2005 and 2004, expected life of five years, dividend yield of 1.5% in 2005 and 2.0% in 2004, and risk-free interest rate of 4.1% in 2005 and 2.7% in 2004.

As at September 30, 2005, the Company had 652,452 restricted stock units outstanding that were awarded in March 2005 as incentive based compensation. Each restricted stock unit is equal in value to one share of the Company’s common stock and reinvested dividends from the date of the grant to the vesting of the restricted stock unit. Based on the September 30, 2005 share price of $43.05 per share, the restricted stock units outstanding at September 30, 2005 had a notional value of $28.1 million. The restricted stock units vest in three equal amounts on March 31, 2006, March 31, 2007 and November 30, 2007. Upon vesting, 122,945 of the restricted stock units will be paid to each grantee in the form of cash, and 529,507 of the restricted stock units will be paid to each grantee in the form of cash or shares of Teekay’s common stock, at the election of the grantee. Shares of Teekay’s common stock issued as payment of the restricted stock units will be purchased in the open market by the Company. During the three and nine months ended September 30, 2005, the Company accrued $4.3 million and $9.6 million, respectively, related to restricted stock units, which is primarily included in general and administrative expenses.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

10.	Commitments and Contingencies

a) Vessels Under Construction

As at September 30, 2005, the Company was committed to the construction of four Aframax tankers and three product tankers scheduled for delivery between November 2005 and March 2008, at a total cost of approximately $306.6 million, excluding capitalized interest. As at September 30, 2005, payments made towards these commitments totaled $61.7 million, excluding $6.3 million of capitalized interest and other miscellaneous construction costs. Long-term financing arrangements existed for $235.0 million of the unpaid cost of these vessels. The Company intends to finance the remaining unpaid amount of $9.9 million through incremental debt or surplus cash balances, or a combination thereof. As at September 30, 2005, the remaining payments required to be made under these newbuilding contracts were: $33.6 million in 2005, $60.6 million in 2006, $100.0 million in 2007, and $50.7 million in 2008. Two of the Aframax tankers will be subject to 10-year time charters to Skaugen PetroTrans Inc., a joint venture of the Company, upon delivery in 2008.

As at September 30, 2005, the Company was committed to the construction of five LNG carriers scheduled for delivery between October 2006 and February 2009. The Company has entered into these transactions with joint venture partners who have taken a 30% interest in the vessels and related long-term, fixed-rate time charter contracts. The total cost of these LNG carriers is approximately $891.6 million, (including the joint venture partners’ share of $267.5 million), excluding capitalized interest. As at September 30, 2005, payments made towards these commitments totaled $253.9 million (including the joint venture partners’ 30% share of $76.2 million), excluding $15.5 million of capitalized interest and other miscellaneous construction costs. Long-term financing arrangements existed for $343.1 million of the unpaid cost of these LNG carriers. The Company intends to finance its 70% portion of the remaining unpaid amount of $294.6 million through incremental debt or surplus cash balances, or a combination thereof. As at September 30, 2005, the remaining payments required to be made under these contracts (including the joint venture partners’ 30% share) were: $137.2 million in 2005, $137.3 million in 2006, $253.5 million in 2007, $73.6 million in 2008 and $36.1 million in 2009.

Three of the LNG carriers will be subject to 20-year, fixed-rate time charters to Ras Laffan Natural Gas Co. Limited (II), a joint venture between Qatar Gas Transport Company Ltd. and ExxonMobil RasGas Inc., a subsidiary of ExxonMobil Corporation. Pursuant to existing agreements, the Company has agreed to sell to Teekay LNG its ownership interest in these three vessels and related charter contracts.

Two of the LNG carriers will be subject to 20-year, fixed rate time charters to The Tangguh Production Sharing Contractors, a consortium led by BP Berau, a subsidiary of BP plc. Pursuant to existing agreements, the Company is required to offer its ownership interest in these two vessels and related charter contracts to Teekay LNG.

During September 2005, the Company purchased from Hyundai Heavy Industries Co., Ltd. options to have constructed two LNG carriers at a predetermined price for delivery in 2009. The options expire December 31, 2005. If the options are exercised, then the $6.0 million cost for the options will be applied to the first construction installment payment. If the options are not exercised, the fee will be forfeited. (See also Note 17.)

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

b) Joint Ventures

In August 2005, the Company announced that it had been awarded long-term fixed-rate contracts to charter four LNG carriers to Ras Laffan Liquefied Natural Gas Co. Limited (3) (or RasGas 3), a joint venture company between a subsidiary of ExxonMobil Corporation and Qatar Petroleum. The vessels will be chartered to RasGas 3 at fixed rates, with inflation adjustments, for a period of 25 years (with options to extend up to an additional 10 years), scheduled to commence in the first half of 2008. The Company is entering into these transactions with its joint venture partner, Qatar Petroleum, which has taken a 60% interest in the vessels and time charters. In connection with this award, the joint venture has entered into agreements with Samsung Heavy Industries Co. Ltd. to construct four 217,000 cubic meter LNG carriers at a total cost of approximately $1.0 billion (of which the Company’s 40% portion is $400.7 million), excluding capitalized interest. As at September 30, 2005, payments made towards these commitments by the joint venture company totaled $200.3 million, excluding capitalized interest and other miscellaneous construction costs (of which the Company’s 40% contribution was $80.1 million). The joint venture company intends to finance the remaining unpaid amount of $801.3 million through incremental debt or equity contributions, or a combination thereof. As at September 30, 2005, the remaining payments required to be made under these newbuilding contracts (including the joint venture partners’ 60% share) were $200.8 million in 2006, $400.2 million in 2007 and $200.3 million in 2008.

Under the terms of a joint venture agreement with an entity controlled by the former controlling shareholder of Teekay Spain, Teekay will make capital contributions to the joint venture company of $50.0 million in share premium. If Teekay has not contributed the $50.0 million equity prior to April 30, 2007, it will be required to pay the other partner up to $25.0 million calculated by a pre-determined formula based on the occurrence of certain future events.

Teekay and certain of its subsidiaries have guaranteed their share of the outstanding mortgage debt in four 50%-owned joint venture companies. As at September 30, 2005, Teekay and these subsidiaries had guaranteed $99.0 million, or 50% of the total $198.0 million, in outstanding mortgage debt of the joint venture companies. These joint venture companies own an aggregate of four shuttle tankers.

c) Long-Term Incentive Program

In 2005, the Company adopted the Vision Incentive Plan (or the Plan) to reward exceptional corporate performance and shareholder returns. This Plan will result in an award pool for senior management based on the following two measures: (a) economic profit from 2005 to 2010 (or the Economic Profit); and (b) market value added from 2001 to 2010 (or the Market Value Added). The Plan terminates on December 31, 2010. Under the Plan, the Economic Profit is the difference between the Company’s annual return on invested capital and its weighted-average cost of capital multiplied by its average invested capital employed during the year, and Market Value Added is the amount by which the average market value of the Company for the preceding 18 months exceeds the average book value of the Company for the same period.

In 2008, if the Plan’s award pool has a cumulative positive balance based on the Economic Profit contributions for the preceding three years, an interim distribution may be made to participants in an amount not greater than half of the award pool. In 2011, the balance of the Plan award pool will be distributed to the participants. Fifty percent of any distribution from the award pool, in each of 2008 and 2011, must be paid in a form that is equity-based, with vesting on half of this percentage deferred for one year and vesting on the remaining half of this percentage deferred for two years.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

The Economic Profit contributions added to the award pool each quarter are accrued when incurred. The estimated Market Value Added contributions are accrued on a straight-line basis from the date of plan approval, which was March 9, 2005, until December 31, 2010. Any subsequent increases or decreases to the Market Value Added contribution are accrued on a straight-line basis until December 31, 2010. During the three and nine months ended September 30, 2005, the Company accrued $3.6 million and $13.9 million, respectively, of the Plan contributions in general and administrative expenses.

d) Other

The Company has been awarded a contract by a consortium of major oil companies to construct and install on seven of its shuttle tankers volatile organic compound emissions plants, which reduce emissions during cargo operations. These plants are leased to the consortium of major oil companies. The construction and installation of these plants are expected to be completed by the end of 2006 at a total cost of approximately $109.7 million. As at September 30, 2005, the Company had made payments towards these commitments of approximately $77.2 million. As at September 30, 2005, the remaining payments required to be made towards these commitments were $23.8 million in 2005 and $8.7 million in 2006.

The Company enters into indemnification agreements with certain officers and directors. In addition, the Company enters into other indemnification agreements in the ordinary course of business. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains what it believes is appropriate liability insurance that reduces its exposure and enables the Company to recover future amounts paid up to the maximum amount of the insurance coverage, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

11.	Vessel Sales, Writedown on Vessels and Equipment and Vessels Held for Sale

During the third quarter of 2005, the Company recorded a net gain of $8.1 million primarily related to the sale of a single-hulled Aframax tanker built in 1990.

In March 2005, the Company sold and leased back a 1991-built shuttle tanker that is now being accounted for as an operating lease. The sale generated a $2.1 million gain, which has been deferred and is being amortized over the 6.5 year term of the lease. The Company is also amortizing a deferred gain on the sale and lease back pursuant to the operating leases of three vessels sold in December 2003. The results for the three and nine months ended September 30, 2005 include $0.6 million and $2.0 million, respectively, of amortization of these deferred gains.

The results for the nine months ended September 30, 2005 include $134.6 million of gains on the sale of 12 Aframax tankers built between 1988 and 1991, one shuttle tanker built in 1986, one Suezmax tanker built in 1990 and one newbuilding Suezmax tanker that was sold concurrently upon its delivery in March 2005.

The results for the three and nine months ended September 30, 2005 include $2.1 million and $12.3 million, respectively, of writedowns of certain offshore equipment due to a lower estimated net realizable value arising from the early termination in June 2005 of a contract.

During the third quarter of 2005, the Company entered into an agreement to sell one shuttle tanker built in 1981. The Company expects to record a gain of approximately $4.2 million relating to the sale upon delivery in the fourth quarter of 2005. The vessel is presented on the September 30, 2005 balance sheet as vessel held for sale.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

12.	Other – net

                                                             Three Months Ended           Nine Months Ended
                                                       September 30,  September 30,  September 30,  September 30,
                                                           2005           2004            2005            2004
                                                             $              $               $               $
                                                        -------------- -------------- -------------- --------------
         Minority interest expense......................   (5,354)          (404)        (12,429)         (1,633)
         Loss on bond redemption (note 7)..............    (1,334)          (716)        (10,109)           (716)
         Loss from settlement of interest rate swaps
           (note 14)...................................         -              -          (7,820)              -
         Writeoff of capitalized loan costs.............        -              -          (7,462)              -
         Income tax recovery (expense)..................    2,005         (8,066)         11,877         (16,301)
         Dividend income................................        -              3               -           5,679
         Miscellaneous..................................    2,616          1,291           7,211           6,055
                                                        --------------- ------------- ---------------- ---------------
         Other - net.............................          (2,067)        (7,892)        (18,732)         (6,916)
                                                        =============== ============= ================ ===============
13.	Comprehensive Income

                                                             Three Months Ended           Nine Months Ended
                                                       September 30,  September 30,  September 30,  September 30,
                                                           2005          2004            2005            2004
                                                             $             $               $               $
                                                        ------------- -------------- -------------- --------------
         Net income....................................    42,675       245,332         426,290         532,884
         Other comprehensive income:
            Unrealized gain (loss) on marketable
               securities..............................         -       (12,020)              -          39,369
            Reclassification adjustment for gain on
             sale of marketable securities included
             in net income............................          -       (91,153)              -         (92,588)
            Unrealized gain (loss) on derivative
             instruments..............................     39,251       (43,191)        (46,925)        (67,645)
            Reclassification adjustment for (gain)
             loss on derivative instruments included
             in net income............................     (2,211)       (1,098)         12,493           5,048
                                                       -------------- ------------- ---------------- ---------------
          Comprehensive income.........................    79,715        97,871         391,858         417,069
                                                       ============== ============= ================ ===============
14.	Derivative Instruments and Hedging Activities

The Company uses derivatives only for hedging purposes. The following summarizes the Company’s risk strategies with respect to market risk from foreign currency fluctuations, changes in interest rates, spot market rates for vessels and bunker fuel prices.

The Company hedges portions of its forecasted expenditures denominated in foreign currencies with foreign exchange forward contracts. As at September 30, 2005, the Company was committed to foreign exchange contracts for the forward purchase of approximately Norwegian Kroner 422.0 million, Canadian Dollars 24.1 million and Singapore Dollars 2.4 million for U.S. Dollars at an average rate of Norwegian Kroner 6.65 per U.S. Dollar, Canadian Dollar 1.27 per U.S. Dollar and Singapore Dollar 1.66 per U.S. Dollar, respectively. The foreign exchange forward contracts mature as follows: $27.9 million in 2005; and $56.0 million in 2006.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

As at September 30, 2005, the Company was committed to the following interest rate swap agreements related to its LIBOR and EURIBOR based debt, whereby certain of the Company’s floating-rate debt was swapped with fixed-rate obligations:

                                                                              Fair Value    Weighted-
                                                                              / Carrying    Average         Fixed
                                                    Interest     Principal    Amount of     Remaining      Interest
                                                      Rate        Amount      Liability        Term          Rate
                                                     Index           $            $          (years)       (%) (1)
                                                  ------------- ------------ ------------- ------------- -------------
         U.S. Dollar-denominated interest
            rate swaps............................   LIBOR        700,000       (5,366)          2.9         4.4
         U.S. Dollar-denominated interest
            rate swaps (2)........................   LIBOR      1,384,000       40,055          12.6         5.2
         Euro-denominated interest rate
            swaps (3) (4).........................  EURIBOR       384,956       14,701          18.7         3.8
       ________________________________________________
(1)	Excludes the margin the Company pays on its variable-rate debt, which as of September 30, 2005 ranged from 1.1% to 1.3%.

(2)	Inception dates of swaps are 2006 ($678 million), 2007 ($256 million) and 2009 ($450 million).

(3)	Principal amount reduces monthly to 70.1 million Euros ($84.4 million) by the maturity dates of the swap agreements.

(4)	Principal amount is the U.S. Dollar equivalent of 320.1 million Euros.

During April 2005, the Company repaid term loans of $337.3 million on two LNG carriers and settled the related interest rate swaps. A loss of $7.8 million was recognized as a result of these interest rate swap settlements (see also Note 12). During April 2005, the Company also settled interest rate swaps associated with 322.8 million Euros ($390.5 million) of term loans and entered into new swaps of the same amount with a lower fixed interest rate. A loss of 39.2 million Euros ($50.4 million) relating to these interest rate swap settlements has been deferred in accumulated other comprehensive income and is being recognized over the remaining term of the term loans. The cost to settle all of these interest rate swaps was $143.3 million.

The Company hedges certain of its voyage revenues through the use of forward freight agreements. Forward freight agreements involve contracts to provide a fixed number of theoretical voyages at fixed-rates, thus hedging a portion of the Company's exposure to the spot charter market. As at September 30, 2005, the Company was committed to forward freight agreements totaling 1.3 million metric tonnes with an aggregate notional principal amount of $14.0 million. The forward freight agreements expire between October and December 2005.

The Company hedges a portion of its bunker fuel expenditures with bunker fuel swap contracts. As at September 30, 2005, the Company was committed to contracts totalling 2,400 metric tonnes with a weighted-average price of $180.75 per tonne. The fuel swap contracts expire between October and December 2005.

The Company is exposed to credit loss in the event of non-performance by the counter parties to the foreign exchange forward contracts, interest rate swap agreements, forward freight agreements and bunker fuel swap contracts; however, the Company does not anticipate non-performance by any of the counter parties.

During the three and nine months ended September 30, 2005, the Company recognized a net gain of $0.2 million ($0.4 million - 2004) and a net loss of $0.8 million ($0.7 million - 2004), respectively, relating to the ineffective portion of its interest rate swap agreements and foreign currency forward contracts. The ineffective portion of these derivative instruments is presented as interest expense and other (loss) income, respectively.

As at September 30, 2005 and December 31, 2004, the Company's accumulated other comprehensive loss consisted of unrealized losses on derivative instruments totaling $90.6 million and $56.1 million, respectively.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

15.	Earnings Per Share

                                                        Three Months Ended               Nine Months Ended
                                                   September 30,   September 30,    September 30,   September 30,
                                                        2005            2004            2005            2004
                                                          $               $               $               $
                                                  --------------- --------------- --------------- --------------
         Net income available for common
           stockholders...........................      42,675         245,332         426,290         532,884
                                                  --------------- --------------- --------------- --------------

         Weighted-average number of
           common shares..........................  77,104,662      83,317,200      79,872,761      82,516,723
         Dilutive effect of employee stock
           options and restricted stock awards....   2,132,202       2,675,439       2,212,487       2,222,783
         Dilutive effect of Equity Units..........   3,323,021       2,725,892       3,310,121       2,370,562
                                                  --------------- --------------- --------------- --------------
         Common stock and common stock
           equivalents............................  82,559,885      88,718,531      85,395,369      87,110,068
                                                  =============== =============== =============== ==============

         Earnings per common share:
           - Basic................................        0.55            2.94            5.34            6.46
           - Diluted..............................        0.52            2.77            4.99            6.12
For both the three and nine months ended September 30, 2005, the anti-dilutive effect of 0.6 million shares attributable to outstanding stock options was excluded from the calculations of diluted earnings per share. All outstanding stock options and Equity Units were dilutive for the three and nine months ended September 30, 2004.

16.	Recent Pronouncements

On December 16, 2004, the Financial Accounting Standards Board (or FASB) issued FASB Statement No. 123(R) (or SFAS 123(R)), “Share-Based Payment”, which is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation”. SFAS 123(R) supersedes APB 25 and requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an acceptable alternative.

SFAS 123(R) must be adopted for all fiscal years beginning after June 15, 2005. Early adoption will be permitted in periods in which financial statements have not yet been issued. The Company expects to adopt SFAS 123(R) on January 1, 2006.

SFAS 123(R) permits public companies to adopt its requirements using one of the following two methods:

a) A “modified prospective” method in which compensation cost is recognized beginning with the effective date based on (i) the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (ii) the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date; or

b) A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures either (i) all prior periods presented or (ii) prior interim periods of the year of adoption.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

The Company plans to adopt SFAS 123(R) using the modified prospective method. The adoption of SFAS 123(R)‘s fair value method will have a significant impact on the Company’s results of operations, although it will not affect the Company’s overall financial position. The impact of adoption of SFAS 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted SFAS 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and earnings per share in Note 9 of these financial statements.

17.	Subsequent Events

a)	On November 23, 2005, the Company’s subsidiary, Teekay LNG, completed its follow-on public offering of 4.0 million common units at a price of $27.40 per unit. On November 29, 2005, Teekay LNG completed the sale and issuance of an additional 0.6 million common units at a price of $27.40 per unit, upon the exercise in full of the over-allotment option granted to the underwriters. Total gross proceeds from the offering were $126.0 million.

b)	Concurrently with Teekay LNG’s follow-on offering, the Company sold to Teekay LNG three double-hulled Suezmax tankers and related long-term, fixed-rate time charters for an aggregate price of $180 million. These vessels, the African Spirit, Asian Spirit and European Spirit, have an average age of two years and are chartered to a subsidiary of ConocoPhillips, an international, integrated energy company. Teekay LNG financed the acquisition with the net proceeds of the public offering, together with borrowings under its revolving credit facility and cash balances.

c)	The Company has entered into an agreement to sell its remaining single-hulled Aframax tanker built in 1989 for total proceeds of approximately $20.0 million. The vessel is scheduled to be delivered to the buyer during the fourth quarter of 2005, at which time the Company expects to record a gain of approximately $10.1 million relating to the sale.

d)	During October 2005, the Company purchased from Samsung Heavy Industries Co., Ltd. options to have constructed two LNG carriers at a predetermined price for delivery in 2009 and 2010. The options expire January 15, 2006, but the Company may extend them to January 31, 2006 for an additional cost of $0.5 million for each option. If the options are exercised, then the $6.0 million cost for the options and any extension fee will be applied to the first construction installment payment. If the options are not exercised, the fees will be forfeited.

e)	On December 6, 2005, the Company announced that its Board of Directors has authorized the repurchase of up to $180.0 million of its common stock in the open market. Since the end of November 2004 when the Company announced the authorization of its first share repurchase program, the Company has repurchased $554.7 million of its outstanding shares. With $49.2 million remaining under the existing share repurchase program, the $180.0 million increase results in a total remaining share repurchase authorization of approximately $229.2 million.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

SEPTEMBER 30, 2005

PART I – FINANCIAL INFORMATION

ITEM 2 -	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Teekay is one of the world’s leading providers of international crude oil and petroleum product transportation services. We estimate that we transported more than 10 percent of the world’s seaborne oil in 2004. Through our acquisition of Teekay Shipping Spain S.L. (or Teekay Spain) (formerly Naviera F. Tapias S.A.), we have also expanded into the liquefied natural gas (or LNG) shipping sector. As at September 30, 2005, our fleet (excluding vessels managed for third parties) consisted of 146 vessels (including 16 newbuildings on order, 52 vessels time-chartered-in, five vessels owned through joint ventures and one vessel held for sale). Our conventional oil tankers provide for a total cargo-carrying capacity of approximately 13.7 million deadweight tonnes (or mdwt), and our LNG and liquid petroleum gas carriers have total cargo-carrying capacity of approximately 2.2 million cubic meters.

Our voyage revenues are derived from:

•	Voyage charters, which are charters for shorter intervals that are priced on a current, or “spot,” market rate;
•	Time charters and bareboat charters, whereby vessels are chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component, based on inflation, interest rates or current market rates; and
•	Contracts of affreightment, where we carry an agreed quantity of cargo for a customer over a specified trade route within a given period of time.

The table below illustrates the primary distinctions among these types of charters and contracts:

	Voyage Charter(1)	Time-Charter	Bareboat-Charter	Contract of Affreightment
Typical contract length	Single voyage	One year or more	One year or more	One year or more
Hire rate basis(2)	Varies	Daily	Daily	Typically daily
Voyage expenses (3)	We pay	Customer pays	Customer pays	We pay
Vessel operating expenses (3)	We pay	We pay	Customer pays	We pay
Off-hire(4)	Customer does not pay	Varies	Customer typically pays	Customer typically does not pay

_____________________________________________________________________________

(1)	Under a consecutive voyage charter, the customer pays for idle time.
(2)	“Hire” rate refers to the basic payment from the charterer for the use of the vessel.
(3)	Defined below under “Important Financial and Operational Terms and Concepts.”
(4)	“Off-hire” refers to the time a vessel is not available for service.

Public Offerings by Teekay LNG Partners L.P.

On May 10, 2005, our subsidiary Teekay LNG Partners L.P. (or Teekay LNG) sold, as part of an initial public offering, 6.9 million of its common units at $22.00 per unit for proceeds of $135.7 million, net of $16.1 million of commissions and other expenses associated with the offering.

On November 23, 2005, Teekay LNG completed a follow-on public offering of 4.0 million common units at a price of $27.40 per unit. On November 29, 2005, Teekay LNG completed the sale and issuance of an additional 0.6 million common units at a price of $27.40 per unit, upon the exercise in full of the over-allotment option granted to the underwriters. Proceeds from the follow-on offering were $120.3 million, net of an estimated $5.7 million of offering expenses. As of the date of this report, we own a 67.8% interest in Teekay LNG, including our 2% general partner interest. Please read Item 1 – Financial Statements: Note 3 – Initial Public Offering of Teekay LNG Partners L.P and Note 17 – Subsequent Events.

Sale of Three Suezmax Tankers to Teekay LNG Partners L.P.

In November 2005, we sold to Teekay LNG three double-hulled Suezmax class crude oil tankers and related long-term, fixed-rate time charters for an aggregate price of $180 million. These vessels, the African Spirit, the Asian Spirit and the European Spirit, have an average age of two years and are chartered to a subsidiary of ConocoPhillips, an international, integrated energy company. Teekay LNG financed the acquisition with the net proceeds of the previously mentioned follow-on public offering of its common units, together with borrowings under its revolving credit facility and cash balances.

Segments

Our fleet is divided into three main segments: the spot tanker segment, the fixed-rate tanker segment and the fixed-rate LNG segment.

Spot Tanker Segment

Our spot tanker segment consists of conventional crude oil tankers and product carriers operating on the spot market or subject to time charters or contracts of affreightment priced on a spot-market basis or short-term fixed-rate contracts. We consider contracts that have an original term of less than three years in duration to be short-term. Substantially all of our conventional Aframax, large product and small product tankers are among the vessels included in the spot tanker segment. Our spot market operations contribute to the volatility of our revenues, cash flow from operations and net income. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling. During the three months ended September 30, 2005, we took delivery of a newbuilding large product tanker currently trading on the spot market. During this period, we also completed the sale of a single-hulled Aframax tanker built in 1990 and recorded a gain of approximately $8.8 million. As at September 30, 2005, we had two Aframax tankers on order in our spot tanker segment, one that delivered in November 2005 and one scheduled to be delivered in April 2007, and three large product tankers scheduled to be delivered between November 2006 and March 2007.

Fixed-Rate Tanker Segment

Our fixed-rate tanker segment includes our shuttle tanker operations, floating storage and offtake vessels, liquid petroleum gas carrier, and conventional crude oil, methanol and product tankers on long-term, fixed-rate time-charter contracts or contracts of affreightment. Our shuttle tanker business is operated through our business unit Teekay Navion Shuttle Tankers, which includes the shuttle tanker operations of our subsidiaries Navion AS and Ugland Nordic Shipping AS. This business unit provides services to oil companies, primarily in the North Sea, under long-term, fixed-rate contracts of affreightment or time-charter contracts. Historically, the utilization of shuttle tankers in the North Sea is higher in the winter months as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to the offshore oil platforms, which generally reduces oil production. During the three months ended September 30, 2005, we took delivery of one newbuilding conventional crude oil Suezmax tanker, which has commenced a 20-year time charter contract with Compania Espanola de Petroleos, S.A., a Spanish energy conglomerate. In connection with the closing of its initial public offering, we have transferred to Teekay LNG our rights in this Suezmax tanker along with four additional Suezmax tankers. As at September 30, 2005, we had on order, for our fixed-rate tanker segment, two newbuilding conventional crude oil Aframax tankers. Upon delivery of the Aframax tankers, which are scheduled for January and March 2008, the vessels will commence 10-year long-term charters to our Skaugen PetroTrans joint venture.

Fixed-Rate LNG Segment

Our fixed-rate LNG segment consists of LNG carriers subject to long-term, fixed-rate time-charter contracts. The acquisition of Teekay Spain on April 30, 2004 established our entry into the LNG shipping sector. Our fixed-rate LNG segment includes four LNG carriers acquired as part of the Teekay Spain acquisition. Two of the LNG carriers have been included from the date of the Teekay Spain acquisition; the other two vessels delivered in July and December 2004, respectively. As at September 30, 2005, we had nine newbuilding LNG carriers on order, of which three will commence service under long-term, fixed-rate charter contracts with Ras Laffan Liquefied Natural Gas Co. Limited II (or RasGas II), a joint venture company between a subsidiary of ExxonMobil Corporation and Qatar Petroleum. These charters will commence upon deliveries of the vessels, which are scheduled for the fourth quarter of 2006 and the first half of 2007. The vessels will be time-chartered to RasGas II for a period of 20 years with a charterer’s option to extend for up to an additional 15 years. These LNG charter contracts are subject, in certain circumstances, to termination and vessel purchase rights in favor of RasGas II. Qatar Gas Transport Company has exercised its right to acquire a 30% interest in these vessels. In connection with the closing of its initial public offering, we have transferred to Teekay LNG all of our LNG carriers and have agreed to sell to Teekay LNG all of our interest in the three RasGas II vessels upon delivery of the first such vessel in 2006.

In July 2005, we were awarded a 70% interest in two LNG carriers and related 20-year, fixed-rate time charters to service the Tangguh LNG project in Indonesia. The customer will be The Tangguh Production Sharing Contractors, a consortium led by BP Berau, a subsidiary of BP plc. We have contracted to construct two double-hulled LNG carriers of 155,000 cubic meters each at a total delivered cost of approximately $450 million. The charters will commence upon vessel deliveries, which are scheduled for late 2008 and early 2009. We will have operational responsibility for the vessels in this project. In accordance with an existing agreement, we are required to offer our ownership interest in these vessels and related charter contracts to Teekay LNG. The remaining 30% interest in the project is held by BLT LNG Tangguh Corporation, a subsidiary of PT Berlian Tanker Tbk.

In August 2005, we were awarded a 40% interest in four LNG carriers and related 25-year, fixed-rate time charters (with options to extend up to an additional 10 years) to service expansion of the LNG project in Qatar. The customer will be Ras Laffan Liquefied Natural Gas Co. Limited (3) (or RasGas 3), a joint venture company between Qatar Petroleum and a subsidiary of ExxonMobil Corporation. We have contracted to construct four double-hulled LNG carriers of 217,000 cubic meters each at a total delivered cost of approximately $1.1 billion. The charters will commence upon vessel deliveries, which are scheduled for the first half of 2008. The remaining 60% interest in the project will be held by Qatar Gas Transport Company Ltd. We will have operational responsibility for the vessels in this project. Under the charters, Qatar Gas Transport Company Ltd. may assume operational responsibility beginning 10 years following delivery of the vessels. In accordance with an existing agreement, we are required to offer our ownership interest in these vessels and related charter contracts to Teekay LNG.

Acquisition of Teekay Shipping Spain S.L.

On April 30, 2004, we acquired 100% of the issued and outstanding shares of Teekay Spain for $298.2 million in cash and the assumption of existing debt and then remaining newbuilding commitments. Please read Item 1 – Financial Statements: Note 4 – Acquisition of Teekay Shipping Spain S.L.

Important Financial and Operational Terms and Concepts

We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:

Voyage Revenues. Voyage revenues primarily include revenues from voyage charters, time charters and contracts of affreightment. Voyage revenues are affected by hire rates and the number of calendar-ship-days a vessel operates. Voyage revenues are also affected by the mix of business between time charters, voyage charters and contracts of affreightment. Hire rates for voyage charters are more volatile, as they are typically tied to prevailing market rates at the time of a voyage.

Forward Freight Agreements. We are exposed to market risk for vessels in our spot tanker segment from changes in spot market rates for vessels. In certain cases, we use forward freight agreements (or FFAs) to manage this risk. FFAs involve contracts to provide a fixed number of theoretical voyages at fixed-rates, thus hedging a portion of our exposure to the spot charter market. These agreements are recorded as assets or liabilities and measured at fair value. Changes in the fair value of the FFAs are recognized in other comprehensive income (loss) until the hedged item is recognized as voyage revenues in income. The ineffective portion of a change in fair value is immediately recognized into income through voyage revenues.

Voyage Expenses. Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Voyage expenses are typically paid by the customer under time charters and by us under voyage charters and contracts of affreightment. When we pay voyage expenses, we typically add them to our hire rates at an approximate cost.

Net Voyage Revenues. Net voyage revenues represent voyage revenues less voyage expenses. Because the amount of voyage expenses we incur for a particular charter depends upon the form of the charter, we use net voyage revenues to improve the comparability between periods of reported revenues that are generated by the different forms of charters. We principally use net voyage revenues, a non-GAAP financial measure, because it provides more meaningful information to us about the deployment of our vessels and their performance than voyage revenues, the most directly comparable financial measure under accounting principles generally accepted in the United States (or GAAP).

Vessel Operating Expenses. Under all types of charters for our vessels, except for bareboat charters, we are responsible for vessel operating expenses, which include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.

Income from Vessel Operations. To assist us in evaluating our operations by segment, we analyze our income from vessel operations for each segment, which represents the income we receive from the segment after deducting operating expenses and depreciation and amortization, but prior to the deduction of interest expense, income taxes, foreign currency and other income and losses.

Drydocking.     We must periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Generally, we drydock each of our vessels every two and a half to five years, depending upon the type of vessel and its age. In addition, a shipping society classification intermediate survey is performed on our LNG carriers between the second and third year of a five-year drydocking period. We capitalize a substantial portion of the costs incurred during drydocking and for the survey and amortize those costs on a straight-line basis from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking. We expense costs related to routine repairs and maintenance incurred during drydocking or intermediate survey that do not improve or extend the useful lives of the assets. The number of drydockings undertaken in a given period, and the nature of the work performed determine the level of drydocking expenditures.

Depreciation and Amortization.  Our depreciation and amortization expense typically consists of:

•	charges related to the depreciation of the historical cost of our fleet (less an estimated residual value) over the estimated useful lives of our vessels;

•	charges related to the amortization of drydocking expenditures over the estimated number of years to the next scheduled drydocking; and

•	charges related to the amortization of the fair value of the time charters, contracts of affreightment and intellectual property where amounts have been attributed to those items in acquisitions. These amounts are amortized over the period during which the asset is expected to contribute to our future cash flows.

Time Charter Equivalent Rates. Bulk shipping industry freight rates are commonly measured in the shipping industry at the net voyage revenues level in terms of “time-charter equivalent” (or TCE) rates, which represent net voyage revenues divided by revenue days.

Revenue Days. Revenue days are the total number of calendar days our vessels were in our possession during a period, less the total number of off-hire days during the period associated with major repairs, drydockings or special or intermediate surveys. Consequently, revenue days represents the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available for the vessel to earn revenue, yet is not employed, are included in revenue days. We use revenue days to explain changes in our net voyage revenues between periods.

Calendar-ship-days.     Calendar-ship-days are equal to the total number of calendar days that our vessels were in our possession during a period. As a result, we use calendar ship days in explaining changes in vessel operating expenses, time charter hire expense and depreciation and amortization.

Restricted Cash Deposits. Under capital lease arrangements for two of our LNG carriers, we (a) borrow under term loans and deposit the proceeds into restricted cash accounts and (b) enter into capital leases, or bareboat charters, for the vessels. The restricted cash deposits, together with interest earned thereon, will equal the remaining amounts we owe under the lease arrangements, including our obligation to purchase the vessels at the end of the lease terms. During vessel construction, we borrowed under the term loans and made restricted cash deposits equal to construction installment payments. We also maintain restricted cash deposits relating to certain term loans and other obligations. Please read Item 1 – Financial Statements: Note 8 – Capital Leases and Restricted Cash.

Tanker Market Overview

During the third quarter of 2005, tanker freight rates continued to follow their traditional seasonal pattern, declining from the very high levels experienced earlier this year. However, subsequent to the end of the third quarter, Aframax tanker rates have surged to levels not experienced since the record highs achieved in the fourth quarter of 2004, with charter rates earned on several Aframax routes exceeding rates earned by larger ships. Hurricane related production disruptions and refinery outages in the U.S. Gulf led to increased distance over which crude oil and product imports had to be carried, which increase tonne-mile demand, particularly for crude and product tankers.

Global oil demand, an underlying driver of tanker demand, averaged 82.5 million barrels per day (or mb/d) during the third quarter of 2005, an increase of 0.6 mb/d over the previous quarter and 0.8 mb/d, or 1.0%, higher than the third quarter of 2004. In November 2005, the International Energy Agency (or IEA) reduced its annual global oil demand growth forecast for 2005 by 0.4 mb/d, primarily due to the economic impact of high energy prices and hurricane-related disruptions in the United States. However, the outlook for the fourth quarter of 2005 remains firm with global oil demand estimated to be 2.6 mb/d, or 3.2%, higher than the third quarter of 2005 and 1.3 mb/d, or 1.5%, higher than the fourth quarter of 2004. For 2006, the IEA is forecasting a further increase in oil demand of 1.7 mb/d, or 2.0%, from 2005 levels, to 85.0 mb/d.

Global oil supply, a direct driver of tanker demand, averaged 84.1 mb/d during the third quarter of 2005, which was down 0.4 mb/d from the second quarter of 2005, but 0.8 mb/d higher than the third quarter of 2004. Long-haul Middle East OPEC oil production rose by 0.3 mb/d in the third quarter of 2005 from the previous quarter, while non-OPEC production declined by 0.7 mb/d as a result of the U.S. Gulf production outages and scheduled summer field maintenance in the North Sea.

The size of the world tanker fleet rose to 349.4 million deadweight tonnes (mdwt) as of September 30, 2005, up 4.0 mdwt, or 1.2%, from the end of the previous quarter. Deletions aggregated 3.1 mdwt in the third quarter of 2005, up from 2.2 mdwt in the previous quarter. Deliveries of tanker newbuildings during the third quarter of 2005 increased to 7.1 mdwt from 6.8 mdwt delivered during the previous quarter.

As of September 30, 2005, the world tanker orderbook stood at 87.6 mdwt, representing 25.1% of the world tanker fleet, compared to 89.7 mdwt, or 26.0%, as of June 30, 2005.

Results of Operations

In accordance with GAAP, we report gross voyage revenues in our income statements and include voyage expenses among our operating expenses. However, shipowners base economic decisions regarding the deployment of their vessels upon anticipated TCE rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time charter contracts the customer usually pays the voyage expenses, while under voyage charters and contracts of affreightment the shipowner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net voyage revenues (i.e. voyage revenues less voyage expenses) and TCE rates of our three reportable segments where applicable. Please read Item 1 – Financial Statements: Note 2 – Segment Reporting.

The following tables compare our operating results by reportable segment for the three and nine months ended September 30, 2005 and 2004, and compare our net voyage revenues (which is a non-GAAP financial measure) by reportable segment for the three and nine months ended September 30, 2005 and 2004 to voyage revenues, the most directly comparable GAAP financial measure:

----------------------------- ------------------------------------------ --------------------------------------------
                                         Three Months Ended                          Three Months Ended
                                         September 30, 2005                          September 30, 2004
                              ------------------------------------------ --------------------------------------------
                                 Spot    Fixed-Rate  Fixed-Rate              Spot   Fixed-Rate  Fixed-Rate
                                Tanker     Tanker      LNG                  Tanker    Tanker      LNG
                                Segment    Segment    Segment    Total      Segment   Segment    Segment   Total
                               ($000's)   ($000's)   ($000's)   ($000's)   ($000's)  ($000's)   ($000's)  ($000's)
----------------------------- ---------- --------- ---------- ---------- --------- ---------- --------- ----------

Voyage revenues............... 222,422    178,669    24,503    425,594    326,287    177,000    17,325    520,612
Voyage expenses...............  88,338     19,497         -    107,835     88,444     17,967        55    106,466
                              ---------- --------- ---------- ---------- ---------- ---------- --------- ----------
Net voyage revenues........... 134,084    159,172    24,503    317,759    237,843    159,033    17,270    414,146
Vessel operating expenses.....  15,240     32,102     3,401     50,743     23,457     31,635     3,107     58,199
Time charter hire expense.....  68,089     52,467         -    120,556     71,346     49,552         -    120,898
Depreciation and amortization.  13,377     29,512     7,522     50,411     24,913     34,739     5,150     64,802
General and administrative(1).  22,088     14,970     3,397     40,455     13,580     14,212     1,258     29,050
Writedown / (gain) on sale of
  vessels and equipment.......  (8,687)     2,111         -     (6,576)   (49,821)    (3,691)        -    (53,512)
                              ---------- --------- ---------- ---------- ---------- ---------- --------- ----------
Income from vessel operations.  23,977     28,010    10,183     62,170    154,368     32,586     7,755    194,709
----------------------------- ---------- --------- ---------- ---------- ---------- ---------- --------- ----------

----------------------------- ------------------------------------------ --------------------------------------------
                                          Nine Months Ended                           Nine Months Ended
                                         September 30, 2005                          September 30, 2004
                              ------------------------------------------ --------------------------------------------
                                 Spot    Fixed-Rate  Fixed-Rate              Spot   Fixed-Rate  Fixed-Rate
                                Tanker     Tanker      LNG                  Tanker    Tanker      LNG
                                Segment    Segment    Segment    Total      Segment   Segment    Segment   Total
                               ($000's)   ($000's)   ($000's)   ($000's)   ($000's)  ($000's)   ($000's)  ($000's)
----------------------------- ---------- --------- ---------- ---------- --------- ---------- --------- ----------

Voyage revenues..............  809,972    539,627    73,546  1,423,145    992,809    531,552    25,324  1,549,685
Voyage expenses..............  253,888     50,722        50    304,660    263,920     54,968       170    319,058
                              ---------- --------- ---------- ---------- ---------- ---------- --------- ----------
Net voyage revenues..........  556,084    488,905    73,496  1,118,485    728,889    476,584    25,154  1,230,627
Vessel operating expenses....   49,115     95,845    11,564    156,524     70,663     85,469     4,744    160,876
Time charter hire expense....  206,585    147,007         -    353,592    191,271    144,866         -    336,137
Depreciation and amortization.  41,927     90,306    22,567    154,800     75,775     95,960     7,527    179,262
General and administrative(1).  63,723     41,010     9,599    114,332     38,679     41,813     1,999     82,491
Writedown / (gain) on sale of
  vessels and equipment.......(131,803)     7,480         -   (124,323)   (50,874)    (3,691)        -    (54,565)
Restructuring charge..........       -          -         -          -      1,002          -         -      1,002
                              ---------- --------- ---------- ---------- ---------- ---------- --------- ----------
Income from vessel operations. 326,537    107,257    29,766    463,560    402,373    112,167    10,884    525,424
----------------------------- ---------- --------- ---------- ---------- ---------- ---------- --------- ----------
(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

The following tables outline the TCE rates earned by the vessels in our spot tanker segment for the three and nine months ended September 30, 2005 and 2004:

------------------------------------------- ------------------------------------- -----------------------------------
                                                     Three Months Ended                   Three Months Ended
                                                     September 30, 2005                   September 30, 2004
                                            ------------------------------------- -----------------------------------
                                             Net Voyage               TCE per    Net Voyage               TCE per
                                              Revenues    Revenue     Revenue     Revenues    Revenue    Revenue
Vessel Type                                   ($000's)      Days       Day ($)    ($000's)      Days      Day ($)
------------------------------------------- ----------- ----------- ----------- ----------- ----------- -----------

Very Large Crude Carriers..................         -           -           -      15,848         202      78,455
Suezmax Tankers (1)........................    10,064         409      24,606      28,282         620      45,616
Aframax Tankers(1).........................    85,225       3,430      24,846     168,617       5,315      31,729
Large Product Tankers......................    26,671         975      27,355      13,104         558      23,484
Small Product Tankers......................    12,124       1,003      12,088      11,992         863      13,896
------------------------------------------- ----------- ----------- ----------- ----------- ----------- -----------
Totals.....................................   134,084       5,817      23,050     237,843       7,558      31,469
=========================================== =========== =========== =========== =========== =========== ===========
(1)	Results for the three months ended September 30, 2005 and 2004 for our Suezmax tankers include realized losses from FFAs of $0.1 million ($289 per revenue day) and $1.9 million ($3,130 per revenue day), respectively. Results for the three months ended September 30, 2005 and 2004 for our Aframax tankers include realized gains from FFAs of $1.8 million ($512 per revenue day) and realized losses from FFAs of $0.2 million ($33 per revenue day), respectively.

------------------------------------------- ------------------------------------- -----------------------------------
                                                     Nine Months Ended                    Nine Months Ended
                                                     September 30, 2005                   September 30, 2004
                                            ------------------------------------- -----------------------------------
                                             Net Voyage               TCE per    Net Voyage               TCE per
                                              Revenues    Revenue     Revenue     Revenues    Revenue    Revenue
Vessel Type                                   ($000's)      Days       Day ($)    ($000's)      Days      Day ($)
------------------------------------------- ----------- ----------- ----------- ----------- ----------- -----------

Very Large Crude Carriers..................     8,347          90      92,744      50,205         745      67,389
Suezmax Tankers (1) .......................    55,589       1,526      36,428      88,618       1,828      48,478
Aframax Tankers(1) ........................   379,733      11,326      33,529     516,748      15,405      33,544
Oil/Bulk/Ore Carriers(2) ..................         -           -           -       3,248         150      21,653
Large Product Tankers......................    69,630       2,404      28,964      34,185       1,456      23,479
Small Product Tankers......................    42,785       2,948      14,513      35,331       2,612      13,526
------------------------------------------- ----------- ----------- ----------- ----------- ----------- -----------
Totals.....................................   556,084      18,294      30,397     728,335      22,196      32,813
=========================================== =========== =========== =========== =========== =========== ===========
(1)	Results for the nine months ended September 30, 2005 and 2004 for our Suezmax tankers include realized losses from FFAs of $3.0 million ($1,989 per revenue day) and $4.1 million ($2,228 per revenue day), respectively. Results for the nine months ended September 30, 2005 and 2004 for our Aframax tankers include realized gains from FFAs of $2.2 million ($197 per revenue day) and realized losses from FFAs of $3.8 million ($249 per revenue day), respectively.

(2)	The oil/bulk/ore carrier fleet’s net voyage revenues exclude $0.6 million (nine months ended September 30, 2004) of net voyage revenues earned by the minority pool participants in the Panamax oil/bulk/ore pool that we operated prior to our disposition of all of our oil/bulk/ore carriers and the termination of the pool in 2004.

Because we completed our acquisition of Teekay Spain on April 30, 2004, our 2004 financial results for our segments only reflect Teekay Spain’s results of operations commencing May 1, 2004.

Spot Tanker Segment

TCE rates for the vessels in our spot tanker segment primarily depend on oil production and consumption levels, the number of vessels scrapped, the number of newbuildings delivered and charterers’ preference for modern tankers. As a result of our dependence on the tanker spot market, any fluctuations in TCE rates will affect our revenues and earnings. Our average TCE rate for the vessels in our spot tanker segment decreased 26.8% and 7.4%, respectively, to $23,050 and $30,397 for the three and nine months ended September 30, 2005, from $31,469 and $32,839 for the same periods last year.

The following table provides a summary of the changes in calendar-ship-days for owned and chartered-in vessels in our spot tanker segment by:

----------------------- --------------------------------- ---------------- ------------------------------ -------------
                         Three Months Ended September 30,                  Nine Months Ended September 30,
----------------------- --------------------------------- ---------------- ------------------------------ -------------
                              2005           2004         Percentage       2005            2004        Percentage
                         (Calendar-Ship- (Calendar-Ship-    Change    (Calendar-Ship- (Calendar-Ship-    Change
                              Days)           Days)          (%)           Days)           Days)          (%)
-----------------------  -------------- -------------- -------------- -------------- -------------- --------------

Owned Vessels..........       2,510          4,170          (39.8)         8,287         12,489          (33.6)
Chartered-in Vessels...       3,425          3,507           (2.3)        10,251         10,020            2.3
-----------------------  -------------- -------------- -------------- -------------- -------------- --------------
Total..................       5,935          7,677          (22.7)        18,538         22,509          (17.6)
-----------------------  -------------- -------------- -------------- -------------- -------------- --------------

The average calendar-ship-days for our spot tanker fleet (including vessels chartered-in) decreased 22.7% and 17.6%, respectively, for the three and nine months ended September 30, 2005, from the same periods last year. These decreases were primarily due to the sale of a number of older single-hull vessels during the 12 months ended September 30, 2005 as part of our fleet renewal program, partially offset by newbuilding deliveries and additional chartered-in vessels. These fleet changes reduced the average age of the vessels in our spot tanker segment from 7.1 years at September 30, 2004 to 5.7 years at September 30, 2005. As of September 30, 2005, we had one remaining single-hull vessel in our spot tanker fleet, that was subsequently sold. Please read Item 1 – Financial Statements: Note 17 – Subsequent Events.

Net Voyage Revenues. Net voyage revenues for the spot tanker segment decreased 43.6% and 23.7%, respectively, to $134.1 million and $556.1 million for the three and nine months ended September 30, 2005, from $237.8 million and $728.9 million for the same periods last year, primarily due to the decrease in spot tanker rates and fleet size.

Vessel Operating Expenses. Vessel operating expenses decreased 35.0% and 30.5%, respectively, to $15.2 million and $49.1 million for the three and nine months ended September 30, 2005, from $23.5 million and $70.7 million for the same periods last year. These decreases were mainly attributable to the sale of older vessels in the last 12 months and lower repairs and maintenance activity as a result of the reduction in the average age of the vessels in our spot tanker segment.

Time-Charter Hire Expense. Time-charter hire expense decreased 4.6% to $68.1 million for the three months ended September 30, 2005, compared to $71.3 million for the same period last year, due primarily to the decrease in average number of vessels chartered-in. Time-charter hire expense increased 8.0% to $206.6 million for the nine months ended September 30, 2005, compared to $191.3 million for the same period last year, due primarily to the increase in the average number of chartered-in Aframax and product tankers. In addition, our average per day time-charter hire expense decreased 2.3% and increased 5.6%, respectively, to $19,880 per day and $20,153 per day for the three and nine months ended September 30, 2005, from $20,344 per day and $19,089 per day for the same periods last year.

Depreciation and Amortization. Depreciation and amortization expense decreased 46.3% and 44.7%, respectively, to $13.4 million and $41.9 million for the three and nine months ended September 30, 2005, from $24.9 million and $75.8 for the same periods last year. These decreases were primarily due to the previously mentioned sales of older vessels, partially offset by newbuildings deliveries in the previous 12 months. Drydock amortization was $1.6 million and $4.9 million, respectively, for the three and nine months ended September 30, 2005, compared to $4.3 million and $13.2 million for the same periods last year. The decreases in drydock amortization were primarily due to the dispositions of older vessels.

Gain on Sale of Vessels. Gain on sale of vessels for the three months ended September 30, 2005 reflects gains of $8.7 million, which includes $8.1 million of gains primarily from the sale of an older single-hulled Aframax tanker, as well as $0.6 million of amortization of a deferred gain on the sale and leaseback of three Aframax tankers in December 2003. Gain on sale of vessels for the nine months ended September 30, 2005 reflects gains of $131.8 million, which include $130.0 million of gains from the sale of 12 older Aframax vessels, one Suezmax tanker built in 1990 and a Suezmax tanker newbuilding, as well as $1.8 million of amortization of a deferred gain on the sale and leaseback of the three Aframax tankers in December 2003. The gains on sale of vessels of $0.6 million and $1.8 million, respectively, for the three and nine months ended September 30, 2004 also primarily reflect the amortization of the deferred gain on the sale and leaseback of those three Aframax vessels.

Restructuring Charges. We incurred restructuring charges of $1.0 million for the nine months ended September 30, 2004 relating to the closure of our Oslo office. We had no restructuring charges in the three months ended September 30, 2004, or the three and nine months ended September 30, 2005.

Fixed-Rate Tanker Segment

The following table provides a summary of the change in calendar-ship-days by owned and chartered-in vessels for our fixed-rate tanker segment:

----------------------- --------------------------------- ---------------- ------------------------------ -------------
                         Three Months Ended September 30,                  Nine Months Ended September 30,
----------------------- --------------------------------- ---------------- ------------------------------ -------------
                              2005           2004         Percentage       2005            2004        Percentage
                         (Calendar-Ship-(Calendar-Ship-     Change    (Calendar-Ship- (Calendar-Ship-    Change
                              Days)          Days)           (%)           Days)           Days)          (%)
-----------------------  -------------- -------------- -------------- -------------- -------------- --------------

Owned Vessels.........        3,868          3,861            0.2         11,264         10,942            2.9
Chartered-in Vessels..        1,694          1,469           15.3          4,636          4,477            3.6
-----------------------  -------------- -------------- -------------- -------------- -------------- --------------
Total.................        5,562          5,330            4.4         15,900         15,419            3.1
-----------------------  -------------- -------------- -------------- -------------- -------------- --------------

The average calendar-ship-days for our fixed-rate tanker segment (including vessels chartered-in) increased 4.4% and 3.1%, respectively, for the three and nine months ended September 30, 2005, compared to the same periods last year. The increase for the three months ended September 30, 2005 was primarily due to an increase in the number of vessels chartered-in, including a very large crude carrier (or VLCC) that commenced service under a long-term charter in April 2005. The increase for the nine months ended September 30, 2005 was primarily due to the addition of five Suezmax tankers from the acquisition of Teekay Spain on April 30, 2004 and an increase in the number of vessels chartered-in, partially offset by the sale of older vessels.

Net Voyage Revenues. Net voyage revenues for our fixed-rate tanker segment increased 0.1% and 2.6%, respectively, to $159.2 million and $488.9 million, for the three and nine months ended September 30, 2005, from $159.0 million and $476.6 million for the same periods last year, due primarily to the increase in fleet size, partially offset by lower utilization of the shuttle tanker fleet due to longer than normal seasonal maintenance of offshore oil facilities, the delayed startup of certain fields in the North Sea and the waiting time incurred in the redeployment of two shuttle tankers and some sub-sea equipment.

Vessel Operating Expenses. Vessel operating expenses increased 1.5% and 12.1%, respectively, to $32.1 million and $95.8 million for the three and nine months ended September 30, 2005, from $31.6 million and $85.5 million for the same periods last year, due primarily to higher repair and maintenance activity on our shuttle tanker fleet. The increase for the nine months ended September 30, 2005 was primarily due to the increased number of owned vessels, including the commencement of operations upon delivery of the Pattani Spirit in April 2004, a floating storage and offtake unit, under a long-term fixed-rate charter with Unocal. The five Suezmax tankers from the Teekay Spain acquisition have higher average daily vessel operating expenses than our other Suezmax tankers in this segment due to Spanish crew requirements. As a result, for the nine months ended September 30, 2005 compared to the same period in 2004, vessel operating expenses increased 12.1%, compared to a 2.9% increase in the number of calendar ship days, primarily as a result of costs relating to the Spanish crew requirements. However, under the terms of our time charter contracts for the related Suezmax tankers, the TCE rates earned for these vessels is also higher to compensate for the higher costs.

Time-Charter Hire Expense. Time-charter hire expense increased 5.9% and 1.5%, respectively, to $52.5 million and $147.0 million for the three and nine months ended September 30, 2005, compared to $49.6 million and $144.9 million for the same periods last year, primarily due to the increase in the average number of vessels chartered-in.

Depreciation and Amortization. Depreciation and amortization expense decreased 15.0% and 5.9%, respectively, to $29.5 million and $90.3 million for the three and nine months ended September 30, 2005, from $34.7 million and $96.0 million for the same periods last year, due primarily to the sale of older vessels as part of our fleet renewal program. Depreciation and amortization expense included amortization of contracts of affreightment and time charter contracts of $3.8 million and $11.9 million, respectively, for the three and nine months ended September 30, 2005, compared to $6.2 million and $16.4 million for the same periods last year. Depreciation and amortization expense included amortization of drydocking costs of $2.1 million and $6.4 million, respectively, for the three and nine months ended September 30, 2005, compared to $2.1 million and $5.1 million for the same periods last year.

Writedown / (Gain) on Sale of Vessels and Equipment. Writedown of vessels and equipment of $2.1 million for the three months ended September 30, 2005 was primarily related to a writedown of the carrying value of certain offshore equipment that was employed on a short-term contract servicing a marginal oil field that was prematurely shut down due to a lower than expected oil production rate. We expect to be able to re-deploy this equipment on another field, and have entered a contract that commenced in October 2005 to employ some of this equipment. Writedown and gain on sale of vessels and equipment of $7.5 million for the nine months ended September 30, 2005 consists of $12.3 million from the previously mentioned writedown of equipment, partially offset by a $4.8 million gain on the sale of an older shuttle tanker in the first quarter of 2005. There were no writedowns or vessel sales in the three and nine months ended September 30, 2004 in the fixed-rate tanker segment. Gain on sale of vessels and equipment of $3.7 million for both the three and nine months ended September 30, 2004 is related to the sale of a 1980‘s built shuttle tanker.

Fixed-Rate LNG Segment

The following table provides a summary of the change in calendar-ship-days for our fixed-rate LNG segment:

----------------------- --------------------------------- ---------------- ------------------------------ -------------
                         Three Months Ended September 30,                  Nine Months Ended September 30,
----------------------- --------------------------------- ---------------- ------------------------------ -------------
                              2005           2004         Percentage       2005            2004        Percentage
                         (Calendar-Ship- (Calendar-Ship-    Change    (Calendar-Ship- (Calendar-Ship-    Change
                              Days)          Days)           (%)           Days)           Days)          (%)
-----------------------  -------------- -------------- -------------- -------------- -------------- --------------

Owned Vessels..........         368            262           40.5          1,092            384          184.4
-----------------------  -------------- -------------- -------------- -------------- -------------- --------------

The results of our fixed-rate LNG segment reflect the operations of our four LNG carriers acquired as part of our acquisition of Teekay Spain on April 30, 2004, including deliveries of newbuilding carriers in July 2004 and December 2004. We had no LNG shipping operations prior to the Teekay Spain acquisition. On May 10, 2005, our subsidiary Teekay LNG issued 6,900,000 common units as part of its initial public offering, effectively reducing our ownership of Teekay LNG to 77.7%. In November 2005, Teekay LNG issued an additional 4,600,000 common units, further reducing our ownership of Teekay LNG to 67.8%. Please read “Public Offerings by Teekay LNG Partners L.P.” above. As of September 30, 2005, all of the vessels (excluding vessels under construction) in our fixed-rate LNG segment were owned by Teekay LNG. The results below reflect 100% of these vessels. The minority owners’ share of the results of these vessels is reflected as minority interest expense contained in other – net in our consolidated statements of income.

Net Voyage Revenues. Net voyage revenues for the fixed-rate LNG segment increased 41.9% and 192.2%, respectively, to $24.5 million and $73.5 million for the three and nine months ended September 30, 2005, from $17.3 million and $25.2 million for the for the same periods last year, primarily due to the deliveries of the LNG carriers in July and December 2004.

Vessel Operating Expenses. Vessel operating expenses increased 9.5% and 143.8%, respectively to $3.4 million and $11.6 million for the three and nine months ended September 30, 2005, from $3.1 million and $4.7 million for the same periods last year, primarily due to the above mentioned LNG carrier deliveries and repair and maintenance work on one of our LNG carriers in early 2005, partially offset by lower insurance, service costs and other operating costs primarily reflecting volume purchasing cost savings.

Depreciation and Amortization. Depreciation and amortization expense increased 46.1% and 199.8%, respectively, to $7.5 million and $22.6 million for the three and nine months ended September 30, 2005, from $5.2 million and $7.5 million for the same periods last year, primarily due to the above mentioned LNG carrier deliveries. Depreciation and amortization expense included amortization of time charter contracts acquired as part of the Teekay Spain acquisition of $2.2 million and $6.6 million, respectively, for the three and nine months ended September 30, 2005, compared to $1.5 million and $2.2 million for the same periods last year.

Other Operating Results

General and Administrative Expenses. General and administrative expenses increased 39.3% and 38.6%, respectively, to $40.5 million and $114.3 million for the three and nine months ended September 30, 2005, from $29.1 million and $82.5 million for the same periods last year. The increases primarily reflect:

•	increases of $3.6 million and $13.9 million, for the three and nine months ended September 30, 2005, respectively, relating to the adoption of a long-term incentive program for management during March 2005 (please read Item 1 – Financial Statements: Note 10 – Commitments and Contingencies – Long-Term Incentive Program);
•	increases of $4.3 million and $9.6 million, for the three and nine months ended September 30, 2005, respectively, from the grant of 0.7 million restricted stock units to employees in March 2005 (Please read Item 1 - Financial Statements: Note 9 - Capital Stock);
•	increase of $1.8 million for the nine months ended September 30, 2005 relating to our acquisition of Teekay Spain in April 2004; and
•	increases of $1.8 million and $5.9 million, for the three and nine months ended September 30, 2005, respectively, from the weakening of the U.S. Dollar from corresponding 2004 levels relative to other currencies in which we pay certain general and administrative expenses.

Interest Expense. Interest expense decreased 16.0% to $29.6 million for the three months ended September 30, 2005, from $35.2 million for the same period last year, primarily due to repayment of term loans and settlement of related interest rate swaps in the second quarter of 2005 in connection with Teekay LNG’s initial public offering. Interest expense increased 15.0% to $100.6 million for the nine months ended September 30, 2005, from $87.5 million for the same period last year, primarily due to interest on the additional debt we assumed as part of our acquisition of Teekay Spain.

Interest Income. Interest income increased to $8.3 million and $24.9 million, respectively, for the three and nine months ended September 30, 2005, from $5.9 million and $12.0 million for the same periods last year, primarily due to interest earned on cash and restricted cash included in Teekay Spain. Please read Item 1 – Financial Statements: Note 8 – Capital Leases and Restricted Cash.

Equity Income From Joint Ventures. Equity income from joint ventures decreased to $0.9 million and $6.6 million, respectively, for the three and nine months ended September 30, 2005, compared to $2.5 million and $7.7 million in the same periods last year, primarily due to a temporary decline in earnings from our 50% share in Skaugen Petrotrans, which provides lightering services primarily in the Gulf of Mexico and was adversely affected by Hurricanes Katrina and Rita.

Gain on Sale of Marketable Securities. Gain on sale of marketable securities was $90.1 million and $93.2 million, respectively, for the three and nine months ended September 30, 2004, primarily from the sale of our investment in A/S Dampskibsselskabet TORM. We sold no marketable securities in the three and nine months ended September 30, 2005.

Foreign Exchange Gains (Losses). Foreign exchange gains were $3.1 million and $50.6 million, respectively, for the three and nine months ended September 30, 2005, compared to foreign exchange losses of $4.8 million and $11.0 million for the same periods last year, primarily due to the strengthening of the U.S. Dollar relative to other currencies, particularly the Euro, since June 30, 2005 and December 31, 2004, respectively. Most of our foreign currency gains or losses are attributable to the revaluation of our Euro-denominated term loans at the end of each period for financial reporting purposes, and substantially all of the gains or losses are unrealized. As of the date of this report, our Euro-denominated revenues generally approximate our Euro-denominated operating expenses and our Euro-denominated interest and principal repayments.

Other Income (Loss). Other loss for the three and nine months ended September 30, 2005 was $2.1 million and $18.7 million, respectively, and was primarily comprised of a $1.3 million loss on bond redemption (three months) and $10.1 million (nine months), loss from settlement of interest rate swaps of $7.8 million (nine months), writeoff of capitalized loan costs of $7.5 million (nine months), minority interest expense of $5.4 million (three months) and $12.4 million (nine months), partially offset by income tax recovery of $2.0 million (three months) and $11.9 million (nine months), and leasing income from our volatile organic compound emissions equipment. The loss from settlement of interest rate swaps and the writeoff of capitalized loan costs are non-recurring items related to debt repayments made prior to the initial public offering of Teekay LNG. The minority interest expense in the three and nine months ended September 30, 2005 primarily reflects the minority owners share of the foreign exchange gains incurred by Teekay LNG.

Other loss for the three and nine months ended September 30, 2004 was $7.9 million and $6.9 million, respectively, and was primarily comprised of a $0.7 million loss on bond redemption (both three and nine months), income tax expense of $8.1 million (three months) and $16.3 million (nine months) and minority interest expense of $0.4 million (three months) and $1.6 million (nine months), partially offset by dividend income of $5.7 million (nine months) and leasing income from our volatile organic compound emissions equipment.

Net Income. As a result of the foregoing factors, net income was $42.7 million and $426.3 million, respectively, for the three and nine months ended September 30, 2005, compared to $245.3 million and $532.9 million for the same periods last year.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Cash Needs

As at September 30, 2005, our total cash and cash equivalents was $252.9 million, compared to $427.0 million as at December 31, 2004. Our total liquidity, including cash and undrawn long-term borrowings, was $1.1 billion as at September 30, 2005, down from $1.3 billion as at December 31, 2004. The decrease in liquidity was mainly the result of long-term debt repayments, scheduled reduction of revolvers, cash used for capital expenditures, share repurchases and payment of dividends, partially offset by cash generated by our operating activities and proceeds from the sale of vessels during the nine months ended September 30, 2005. We believe that our working capital is sufficient for our present requirements.

Cash Flows

The following table summarizes our cash and cash equivalents provided by (used for) operating, financing and investing activities for the periods presented:

------------------------------------------------------------------- -----------------------------------------------
                                                                                  Nine Months Ended
------------------------------------------------------------------- -----------------------------------------------
                                                                       September 30, 2005      September 30, 2004
                                                                            ($000's)                ($000's)
------------------------------------------------------------------- ----------------------- -----------------------
Net operating cash flows...........................................         428,877                 520,224
Net financing cash flows...........................................        (658,034)                (76,192)
Net investing cash flows...........................................          54,971                (428,282)
------------------------------------------------------------------- ----------------------- -----------------------

Operating Cash Flows

The decrease in net operating cash flow mainly reflects the decrease in aggregate calendar-ship-days for our fleet to 35,530 for the nine months ended September 30, 2005, compared to 38,312 calendar-ship-days for the same period in 2004, and the reduction in average spot TCE rates.

Financing Cash Flows

Scheduled debt repayments were $57.9 million during the nine months ended September 30, 2005, compared to $86.4 million during the same period last year. Debt prepayments were $2.0 billion during the nine months ended September 30, 2005, compared to $1.5 billion during the same period last year. We used cash generated from operations, proceeds from vessel sales and longer-term financings to make these prepayments. Of our debt prepayments in the nine months ended September 30, 2005, $629.0 million was used to prepay a number of term loans and $1.3 billion was used to prepay revolving credit facilities. In addition, we used $65.1 million to repay a portion of the 8.875% Senior Notes due July 11, 2011 and $5.9 million to repay the 8.32% First Preferred Ship Mortgage Notes (by way of a deposit held at The Bank of New York, the trustee). Occasionally we use our revolving credit facilities to temporarily finance capital expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the facilities. Please read Item 1 – Financial Statements: Note 7 – Long-Term Debt. In addition, in April 2005 we paid $143.3 million to settle interest rate swaps associated with $727.4 million of debt. Please read Item 1 – Financial Statements: Note 14 – Derivative Instruments and Hedging Activities.

During the nine months ended September 30, 2005, net proceeds from the initial public offering of Teekay LNG were $135.7 million. We used these proceeds towards prepaying debt as noted above. Please read Item 1 – Financial Statements: Note 3 – Initial Public Offering of Teekay LNG Partners L.P.

As at September 30, 2005, our total long-term debt was $1.7 billion, compared to $2.1 billion as at December 31, 2004. As at September 30, 2005, our revolving credit facilities provided for borrowings of up to $1.7 billion, of which $886.3 million was undrawn. The aggregate amount available under our revolving credit facilities reduces by $29.4 million (2005), $146.9 million (2006), $148.2 million (2007), $363.4 million (2008), $189.7 million (2009) and $863.8 million (thereafter). The revolving credit facilities are collateralized by first-priority mortgages granted on 49 of our vessels, together with other related collateral, and are guaranteed by Teekay or our subsidiaries. Our 7.25% Premium Equity Participating Security Units are due May 18, 2006 and our unsecured 8.875% Senior Notes are due July 15, 2011. Our outstanding term loans reduce in monthly or quarterly payments with varying maturities through 2023. Please read Item 1 – Financial Statements: Note 7 – Long-Term Debt.

Among other matters, our long-term debt agreements generally provide for maintenance of certain vessel market value-to-loan ratios and minimum consolidated financial covenants, and prepayment privileges (in some cases with penalties). Certain of the loan agreements require that a minimum level of free cash be maintained. As at September 30, 2005, this amount was $100.0 million. Certain of the loan agreements also require that we maintain a minimum level of free liquidity and undrawn revolving credit lines with at least six months to maturity. As at September 30, 2005, this amount was $103.7 million.

During the nine months ended September 30, 2005, we received $61.2 million from our 30% minority interest partners toward construction of five LNG carriers. Please read Item 1 – Financial Statements: Note 10 – Commitments and Contingencies.

Dividends paid during the nine months ended September 30, 2005 were $33.5 million, or $0.4125 per share.

During the first quarter of 2005, we repurchased 1.6 million shares for $67.6 million, or $42.27 per share, which completed a 3.0 million share repurchase program that cost a total of $128.9 million or $42.95 per share. During the second and third quarter of 2005, pursuant to the share repurchase programs announced in April and July 2005 for up to $225.0 million and $250.0 million, respectively, we repurchased 6.9 million shares for $301.4 million, or $43.70 per share.

Investing Cash Flows

During the nine months ended September 30, 2005, we incurred capital expenditures for vessels and equipment of $357.1 million. These capital expenditures primarily represented the installment payments on our Aframax tankers and LNG carriers under construction.

During the nine months ended September 30, 2005, we completed the sale of 12 Aframax tankers built between 1988 and 1991, three Suezmax tankers built in 1990 and 2005, of which one was immediately leased back upon delivery under a capital lease arrangement, and two shuttle tankers built in 1986 and 1991, respectively. These vessels were sold for total proceeds of $505.2 million.

During the nine months ended September 30, 2005, we contributed $80.7 million toward construction of four LNG carriers in which we hold a 40% interest. Please read Item 1 – Financial Statements: Note 10 – Commitments and Contingencies.

Commitments and Contingencies

The following table summarizes our long-term contractual obligations as at September 30, 2005:

------------------------------------------------------ ----------- ----------- ----------- ----------- -------------

In millions of U.S. Dollars                                         Less than     1 - 3       3 - 5     More than
                                                           Total     1 year       years       years      5 years
------------------------------------------------------ ----------- ----------- ----------- ----------- -----------

U.S. Dollar-Denominated Obligations:
    Long-term debt (1)................................    1,348.4         1.3       169.6       345.2       832.3
    Chartered-in vessels (operating leases) ..........    1,251.1       107.7       562.7       250.4       330.3
    Commitments under capital leases (2) .............      329.5         7.5       167.6        25.3       129.1
    Newbuilding installments (3)......................      882.7       170.9       551.4       160.4           -
    Commitment for volatile organic compound
         emissions equipment..........................       32.5        23.8         8.7           -           -
                                                       ----------- ----------- ----------- ----------- -----------
   Total U.S. Dollar-denominated obligations              3,844.2       311.2     1,460.0       781.3     1,291.7
                                                       ----------- ----------- ----------- ----------- -----------

Euro-Denominated Obligations:(4)
    Long-term debt (5)................................      385.0         2.0        17.0        19.7       346.3
    Commitments under capital leases(2) (6)...........      439.3        92.7       176.1        60.2       110.3
                                                       ----------- ----------- ----------- ----------- -----------
   Total Euro-denominated obligations                       824.3        94.7       193.1        79.9       456.6
                                                       ----------- ----------- ----------- ----------- -----------

Total                                                     4,668.5       405.9     1,653.1       861.2     1,748.3
                                                       =========== =========== =========== =========== ===========
(1)	Excludes interest payments.

(2)	We are committed to capital leases on one Aframax tanker, five Suezmax tankers and two LNG carriers. Each capital lease requires us to purchase the vessel at the end of its respective lease term. The amounts in the table include our purchase obligations for the vessels. Please read Item 1 – Financial Statements: Note 8 – Capital Leases and Restricted Cash.

(3)	Represents remaining construction costs, including the joint venture partners’ 30% interest, if applicable, but excluding capitalized interest and miscellaneous construction costs, for four Aframax tankers, three product tankers and five LNG carriers. Please read Item 1 – Financial Statements: Note 10 – Commitments and Contingencies.

(4)	Euro-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of September 30, 2005.

(5)	Excludes interest payments.

(6)	Existing restricted cash deposits, together with the interest earned on the deposits, will equal the remaining amounts we owe under the lease arrangements, including our obligation to purchase the vessels at the end of the lease terms.

We have entered into a joint venture agreement with our 60% partner to construct four LNG carriers. As at September 30, 2005, the remaining commitments, excluding capitalized interest and other miscellaneous construction costs, on these vessels totaled $801.3 million, of which our share is $320.5 million.

We and certain of our subsidiaries have guaranteed our share of the outstanding mortgage debt in four 50%-owned joint venture companies. Please read Item 1 – Financial Statements: Note 10 – Commitments and Contingencies – Joint Ventures. We do not believe these off-balance sheet arrangements have, and we have no other off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

As part of our growth strategy, we will continue to consider strategic opportunities, including the acquisition of additional vessels and expansion into new markets. We may choose to pursue such opportunities through internal growth, joint ventures or business acquisitions. We intend to finance any future acquisitions through various sources of capital, including internally-generated cash flow, existing credit facilities, additional debt borrowings, and the issuance of additional equity securities or any combination thereof.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments, and opinions. Following is a discussion of the accounting policies that involve a high degree of judgment and the methods of their application. For a further description of our material accounting policies, please read Note 1 to our consolidated financial statements for the year ended December 31, 2004, included in our Annual Report on Form 20-F filed with the SEC.

Revenue Recognition

We generate a majority of our revenues from spot voyages and voyages servicing contracts of affreightment. Within the shipping industry, the two methods used to account for voyage revenues and expenses are the percentage of completion and the completed voyage methods. Most shipping companies, including us, use the percentage of completion method. For each method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. In other words, revenues are recognized ratably either from the beginning of when product is loaded for one voyage to when it is loaded for another voyage, or from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage.

In applying the percentage of completion method, we believe that in most cases the discharge-to-discharge basis of calculating voyages more accurately reflects voyage results than the load-to-load basis. At the time of cargo discharge, we generally have information about the next load port and expected discharge port, whereas at the time of loading we are normally less certain what the next load port will be. We use this method of revenue recognition for all spot voyages and voyages servicing contracts of affreightment, with an exception for our shuttle tankers servicing contracts of affreightment with offshore oil fields. In this case a voyage commences with tendering of notice of readiness at a field, within the agreed lifting range, and ends with tendering of notice of readiness at a field for the next lifting. However we do not begin recognizing voyage revenue for any of our vessels until a charter has been agreed to by the customer and us, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

We recognize revenues from time charters daily over the term of the charter as the applicable vessel operates under the charter. We do not recognize revenues during days that the vessel is off-hire.

Vessel Lives and Impairment

The carrying value of each of our vessels represents its original cost at the time of delivery or purchase less depreciation or impairment charges. We depreciate our vessels on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years for Aframax, Suezmax, VLCC and product tankers, and 35 years for LNG carriers, from the date the vessel was originally delivered from the shipyard, or a shorter period if regulations prevent us from operating the vessels to 25 or 35 years, respectively. In the shipping industry, the use of a 25-year vessel life for Aframax, Suezmax, VLCC and product tankers has become the prevailing standard. In addition, the use of a 30 to 40 year vessel life for LNG carriers is typical. However, the actual life of a vessel may be different, with a shorter life potentially resulting in an impairment loss.

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Both charter rates and newbuilding costs tend to be cyclical in nature. We review vessels and equipment for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. We measure the recoverability of an asset by comparing its carrying amount to future undiscounted cash flows that the asset is expected to generate over its remaining useful life. If we consider a vessel or equipment to be impaired, we recognize impairment in an amount equal to the excess of the carrying value of the asset over its fair market value.

Drydocking

Generally, we drydock each vessel every two and a half to five years. In addition, a shipping society classification intermediate survey is performed on our LNG carriers between the second and third year of their five-year drydocking period. We capitalize a substantial portion of the costs we incur during drydocking and for the survey and amortize those costs on a straight-line basis from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking. We expense costs related to routine repairs and maintenance incurred during drydocking or intermediate survey that do not improve or extend the useful lives of the assets. When significant drydocking expenditures occur prior to the expiration of the original amortization period, the remaining unamortized balance of the original drydocking cost and any unamortized intermediate survey costs are expensed in the month of the subsequent drydocking.

Goodwill and Intangible Assets

We allocate the cost of acquired companies to the identifiable tangible and intangible assets and liabilities acquired, with the remaining amount being classified as goodwill. Certain intangible assets, such as time charter contracts, contracts of affreightment and intellectual property are being amortized over time. Our future operating performance will be affected by the amortization of intangible assets and potential impairment charges related to goodwill. Accordingly, the allocation of purchase price to intangible assets and goodwill may significantly affect our future operating results. The allocation of the purchase price of the acquired companies to intangible assets and goodwill requires management to make significant estimates and assumptions, including estimates of future cash flows expected to be generated by the acquired assets and the appropriate discount rate to value these cash flows.

Goodwill and indefinite lived assets are not amortized, but reviewed for impairment annually, or more frequently if impairment indicators arise. The process of evaluating the potential impairment of goodwill and intangible assets is highly subjective and requires significant judgment at many points during the analysis. The fair value of our reporting units was estimated based on discounted expected future cash flows using a weighted-average cost of capital rate. The estimates and assumptions regarding expected cash flows and the discount rate require considerable judgment and are based upon existing contracts, historical experience, financial forecasts and industry trends and conditions.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the quarterly period ended September 30, 2005 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding: our future growth prospects; tanker market fundamentals, including the balance of supply and demand in the tanker market, and spot tanker charter rates; future capital expenditures; delivery dates of and financing for newbuildings, and the commencement of service of newbuildings under long-term contracts; gains on sales of vessels; and Teekay’s share repurchase plan. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of or demand for oil, petroleum products and LNG, either generally or in particular regions; the cyclical nature of the tanker industry and our dependence on oil and LNG markets; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns significantly impacting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; changes in typical seasonal variations in tanker charter rates; changes in the offshore production of oil; competitive factors in the markets in which we operate; our potential inability to integrate effectively the operations of any future acquisitions; the potential for early termination of long-term contracts and our inability to renew or replace long-term contracts; shipyard production delays; conditions in the public equity markets; and other factors detailed from time to time in our periodic reports, including our Annual Report on Form 20-F for the year ended December 31, 2004, filed with the SEC. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
SEPTEMBER 30, 2005
PART I – FINANCIAL INFORMATION

ITEM 3 -	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to fluctuations in foreign currency exchange rates, interest rates, bunker fuel prices and spot market rates for vessels. We use foreign currency forward contracts, interest rate swaps, bunker fuel swap contracts and forward freight agreements to manage currency, interest rate, bunker fuel price risks and spot market rates. Please read Item 1 — Financial Statements: Note 14 — Derivative Instruments and Hedging Activities.

The following table sets forth further information about these foreign exchange forward contracts, interest rate swap agreements, bunker fuel swap contracts, forward freight agreements and our long-term debt as at September 30, 2005 and December 31, 2004:

                                                    Contract               Carrying Amount                 Fair
                                                     Amount            Asset           Liability          Value
                                                 ---------------------------------------------------------------------
                                                                    (in millions of U.S. dollars)
September 30, 2005
Foreign Currency Forward Contracts...............       82.5            3.2                                   3.2
Interest Rate Swap Agreements....................    2,469.0                              49.4              (49.4)
Bunker Fuel Swap Contracts.......................        0.4            0.2                                   0.2
Forward Freight Agreements.......................       14.0                               0.6               (0.6)
Debt (including capital lease obligations).......    2,381.7                           2,381.7           (2,420.3)

December 31, 2004
Foreign Currency Forward Contracts...............      104.2           16.6                                  16.6
Interest Rate Swap Agreements....................    2,304.9                             158.5             (158.5)
Bunker Fuel Swap Contracts.......................        3.6            0.1                                   0.1
Forward Freight Agreements.......................       40.0                               3.3               (3.3)
Debt (including capital lease obligations).......    2,744.5                           2,744.5           (2,801.6)

The table below provides information about our financial instruments as at September 30, 2005, which are sensitive to changes in interest rates. For debt obligations, the table presents principal payments and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

                                                                  Expected Maturity Date
                                       2005       2006        2007       2008        2009     Thereafter  Rate (9)
                                     ---------------------------------------------------------------------------------
                                                    (in millions of U.S. dollars, except percentages)

Long-Term Debt:
  Fixed-Rate Debt ...................   1.3      149.2        5.4         5.4        5.4       326.7        7.7%
  Average Interest Rate..............   4.1%       7.1%       4.1%        4.1%       4.1%        8.2%

  Variable-Rate Debt
     U.S. Dollar-Denominated(1)......     -          -       15.0       283.2       51.2       505.6        4.4%
     Euro-Denominated(2)(3)..........   2.0        8.2        8.8         9.5       10.2       346.3        3.3%

  Capital Lease Obligations(4)
     Fixed-Rate Obligations(5).......   2.5      137.0        5.1         5.3        5.5       112.1        7.6%
     Average Interest Rate (6).......   7.6%       8.8%       6.2%        6.3%       6.3%        6.2%

Interest Rate Swaps: (7)
  Contract Amount (US Dollar-
     Denominated)(8).................      -     500.0          -           -      200.0     1,384.0        4.5%
  Average Fixed Pay Rate(1)..........      -       2.8%         -           -        4.2%        5.2%
  Contract Amount (Euro-
     Denominated)(3).................   2.0        8.2        8.8         9.5       10.2       346.3        3.8%
Average Fixed Pay Rate(2)............   3.8%       3.8%       3.8%        3.8%       3.8%        3.8%
(1)	Interest payments for U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR.

(2)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.

(3)	Euro-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of September 30, 2005.

(4)	Excludes capital lease obligations (present value of minimum lease payments) of 316.6 million Euros ($380.7 million) on two of our LNG carriers. Under the terms of these lease obligations, we are required to have on deposit with financial institutions an amount of cash that, together with the interest earned thereon, will fully fund the amount owing under the capital lease obligations, including purchase obligations. Consequently, we are not subject to interest rate risk from these obligations.

(5)	The amount of capital lease obligations represents the present value of minimum lease payments together with our purchase obligation.

(6)	The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases.

(7)	The average variable receive rate for our interest rate swaps is set monthly at 1-month LIBOR or EURIBOR or semi-annually at the 6-month LIBOR or EURIBOR.

(8)	The inception date of the interest rate swaps maturing in 2009 is 2006. The inception dates of the interest rate swaps maturing after 2009 are 2005 ($200.0 million), 2006 ($478.0 million), 2007 ($256.0 million) and 2009 ($450.0 million).

(9)	Rate refers to the weighted-average effective interest rate for our debt, including the margin we pay on our floating-rate debt, as at September 30, 2005, and average fixed pay rate for our swap agreements, as applicable. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our floating-rate debt, which as of September 30, 2005 ranged from 1.1% to 1.3%.

For a more comprehensive discussion related to the general characteristics of Quantitative and Qualitative Disclosures about Market Risk, please refer to Item 11 — Quantitative and Qualitative Disclosures about Market Risk contained in our Annual Report on Form 20-F for the year ended December 31, 2004.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
September 30, 2005
PART II – OTHER INFORMATION

Item 1 – Legal Proceedings

               None

Item 2 – Changes in Securities and Use of Proceeds

               None

Item 3 – Defaults Upon Senior Securities

               None

Item 4 – Submission of Matters to a Vote of Security Holders

               None

Item 5 – Other Information

               None

Item 6 – Exhibits

                None

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.

•    REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;
•    REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;
•    REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-102594) FILED WITH THE SEC ON JANUARY 17, 2003; AND
•    REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 14, 2005	TEEKAY SHIPPING CORPORATION By: /s/ Peter Evensen Peter Evensen Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

Exhibit 15.1

ACKNOWLEDGEMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We are aware of the incorporation by reference in the Registration Statement (Form S-8 No. 333-42434) pertaining to the Amended 1995 Stock Option Plan of Teekay Shipping Corporation (or Teekay), in the Registration Statement (Form S-8 No. 333-119564) pertaining to the 2003 Equity Incentive Plan and the Amended 1995 Stock Option Plan of Teekay, in the Registration Statement (Form F-3 No. 333-102594) and related Prospectus of Teekay for the registration of up to $500,000,000 of its common stock, preferred stock, warrants, stock purchase contracts, stock purchase units or debt securities and in the Registration Statement (Form F-3 No. 33-97746) and related Prospectus of Teekay for the registration of 2,000,000 shares of Teekay common stock under its Dividend Reinvestment Plan of our report dated April 22, 2005, relating to the unaudited consolidated interim financial statements of Teekay and its subsidiaries that is included in its interim report (Form 6-K) for the three months ended September 30, 2005.

Pursuant to Rule 436(c) of the Securities Act of 1933, our report is not a part of the registration statements prepared or certified by accountants within the meaning of Section 7 or 11 of the Securities Act of 1933.

Vancouver, Canada, December 14, 2005	/s/ Ernst & Young LLP Chartered Accountants